Prospectus Supplement
Filed Pursuant to Rule 424(b)(5)
File No. 333-185001

PROSPECTUS SUPPLEMENT
To Prospectus dated December 5, 2012

$1,695,000 in Shares of Common Stock

OPEXA THERAPEUTICS, INC.
_________________

This prospectus supplement relates to the issuance and sale of up to $1,383,630 in shares of our common stock to Lincoln Park Capital Fund, LLC (or Lincoln Park) under a Purchase Agreement entered into on November 5, 2012.

The shares offered include:

●
up to $1,500,000 in shares of common stock that may be sold from time to time, at our sole discretion, over a 30-month period to Lincoln Park in accordance with the Purchase Agreement, at a per share purchase price that will depend on the type of purchase and will be based on the market price of our common stock at the time of purchase;

●	226,027 shares of common stock issued to Lincoln Park as initial commitment shares, in consideration for entering into the Purchase Agreement; and

●
up to 41,096 shares of common stock that we may issue to Lincoln Park on a pro rata basis, as additional commitment shares, as up to $1,500,000 in shares of common stock is purchased by Lincoln Park under the Purchase Agreement.

This prospectus supplement and the accompanying prospectus also cover the resale of these shares by Lincoln Park to the public.

Our common stock is traded on the NASDAQ Capital Market under the symbol “OPXA.”  On December 7, 2012, the last reported sales price for our common stock was $0.40 per share.

The aggregate market value of our outstanding common stock held by non-affiliates is $16,238,376 based on 23,048,488 shares of common stock outstanding, of which 19,802,897 shares are held by non-affiliates, and a closing sale price on the NASDAQ Capital Market of $0.82 on October 18, 2012.  During the 12 calendar months prior to and including the date hereof, we have sold an aggregate of $312,262 of securities pursuant to General Instruction I.B.6. of Form S-3.

	Per Share	Total
Offering Price to Lincoln Park	Unknown	$1,500,000
Commitment Shares to Lincoln Park(1)	$0.73	$ 195,000
Proceeds to us, before other expenses	--	$1,500,000
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(1)	The per share price used to calculate the amount of commitment shares equals the average of the closing sale prices of our common stock for the ten consecutive business days prior to October 21, 2012.

Investing in our securities involves a high degree of risk.  See the section entitled “Risk Factors” beginning on page S-9 in this prospectus supplement and in the documents we incorporate by reference in this prospectus supplement and the accompanying prospectus.  You should carefully consider these risk factors, as well as the information contained in this prospectus supplement and the accompanying prospectus, before you invest.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement.  Any representation to the contrary is a criminal offense.

_________________
The date of this Prospectus Supplement is December 10, 2012.

TABLE OF CONTENTS

Prospectus Supplement

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You should rely only on the information incorporated by reference or provided in this prospectus supplement, the accompanying prospectus and the documents incorporated herein and therein by reference.  We have not authorized anyone else to provide you with different information.  If anyone provides you with different or inconsistent information, you should not rely on it.  We are not making an offer to sell these securities in any state where the offer or sale is not permitted.  You should assume that the information in this prospectus supplement and the accompanying prospectus, or incorporated by reference, is accurate only as of the dates of those documents.  Our business, financial condition, results of operations and prospects may have changed since those dates.

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ABOUT THIS PROSPECTUS SUPPLEMENT

We are providing this information to you about this offering of securities in two parts.  The first part is this prospectus supplement, which provides the specific details regarding the shares of our common stock that we are selling in this offering and also adds to and updates information contained in or incorporated by reference into the accompanying prospectus.  The second part is the base prospectus dated December 5, 2012, included in our registration statement on Form S-3, as amended (SEC File No. 333-185001), which provides a general description of the securities we may offer from time to time under that registration statement.  This prospectus supplement and the accompanying prospectus are part of a “shelf” registration statement that we filed with the U.S. Securities and Exchange Commission.  Under the shelf registration process, we may offer from time to time shares of our common stock up to an aggregate amount of $35,000,000, of which this offering is a part.

To the extent there is a conflict between information contained in this prospectus supplement, on the one hand, and information contained in the accompanying prospectus or any document incorporated by reference, on the other hand, the information in this prospectus supplement shall control.

The registration statement we filed with the SEC includes exhibits that provide more detail of the matters discussed in this prospectus supplement and the accompanying prospectus.  You should read this prospectus supplement, the accompanying prospectus and the related exhibits filed with the SEC, together with the additional information described under the heading “Where You Can Find More Information” and “Incorporation of Certain Information by Reference,” before making your investment decision.

Unless the context otherwise requires, references in this prospectus supplement and the accompanying prospectus to “Opexa,” “the Company,” “we,” “us” and “our” refer to Opexa Therapeutics, Inc.

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PROSPECTUS SUPPLEMENT SUMMARY

This summary contains basic information about us and this offering.  Because it is a summary, it does not contain all of the information that you should consider before investing.  Before you decide to invest in our common stock, you should read this entire prospectus supplement and the accompanying prospectus carefully, including the section entitled “Risk Factors,” and our consolidated financial statements and the related notes and other documents incorporated by reference in the accompanying prospectus.

OUR COMPANY

Our Business

Opexa is a biopharmaceutical company developing personalized cellular therapies with the potential to treat major illnesses, including multiple sclerosis (MS).  These therapies are based on our proprietary T-cell technology.  The information discussed related to our product candidate is preliminary and investigative.  Our product candidate has not been approved by the U.S. Food and Drug Administration (FDA) for marketing.

Our product candidate, Tcelna™ (formerly known as Tovaxin®), is a personalized T-cell therapy licensed from Baylor College of Medicine, which is in clinical development for the treatment of MS.

Opexa was incorporated in Texas in March 1991.  Our principal executive offices are located at 2635 Technology Forest Blvd., The Woodlands, Texas 77381, and our telephone number is (281) 775-0600.

T-Cell Therapy and Tcelna™

Tcelna™ is a novel T-cell immunotherapy in Phase IIb clinical development for the treatment of patients with secondary progressive MS (SPMS).  It is also positioned to enter Phase III clinical development for the treatment of patients with relapsing remitting MS (RRMS), subject to the availability of sufficient resources.  Tcelna is a personalized therapy that is specifically tailored to each patient’s disease profile.  Tcelna is manufactured using ImmPath™, our proprietary method for the production of a patient-specific T-cell immunotherapy, which encompasses the collection of blood from the MS patient, isolation of peripheral blood mononuclear cells, generation of an autologous pool of myelin-reactive T-cells (MRTCs) raised against selected peptides from myelin basic protein (MBP), myelin oligodendrocyte glycoprotein (MOG) and proteolipid protein (PLP), and the return of these expanded, irradiated T-cells back to the patient.  These attenuated T-cells are reintroduced into the patient via subcutaneous injection to trigger a therapeutic immune system response.

Initiation of Phase IIb Clinical Study in Patients with SPMS

We recently initiated a Phase IIb clinical trial of Tcelna in patients with SPMS.  The trial is entitled:  A Phase II Double-Blind, Placebo Controlled Multi-Center Study to Evaluate the Efficacy and Safety of Tcelna in Subjects with Secondary Progressive Multiple Sclerosis and has been named the “Abili-T” trial.  The newly-initiated Abili-T trial is a double-blind, 1:1 randomized, placebo-controlled study in SPMS patients who demonstrate evidence of disease progression without associated relapses.  The trial is expected to enroll 180 patients at approximately 30 leading clinical sites in the U.S. and Canada and is expected to take approximately three years to complete.  According to the study protocol, patients will receive two annual courses of Tcelna treatment consisting of five subcutaneous injections per year at weeks 0, 4, 8, 12 and 24.  The primary efficacy endpoint of the trial is the percentage of brain volume change (atrophy) at 24 months.  Study investigators will also measure several important secondary outcomes commonly associated with MS including disease progression as measured by Expanded Disability Status Scale (EDSS), annualized relapse rate (ARR) and changes in disability as measured by EDSS and the Multiple Sclerosis Functional Composite (MSFC).  The Abili-T clinical trial is expected to enroll over a 12-month period and the resulting top-line data is expected by the end of 2015.

Tcelna is the first ever personalized T-cell therapy for MS patients and has received Fast Track designation from the FDA in SPMS.  The FDA’s Fast Track program is designed to facilitate the development and expedite the review of drugs intended to treat serious or life-threatening conditions and that demonstrate the potential to address unmet medical need.

SPMS Overview

SPMS is characterized by a steady accrual of irreversible disability, despite, in some cases, reversible relapses, remissions or clinical plateaus.  Older age at onset of MS diagnosis is the strongest predictor of conversion to SPMS.  Males have a shorter time to conversion to SPMS compared with females.  Available immunomodulating and immunosuppressive therapies used for RRMS have not been effective in SPMS.  In clinical trials, these therapies have demonstrated anti-inflammatory properties as measured by the reduction in number and volume of contrast-enhancing or acutely inflammatory central nervous system (CNS) lesions most commonly seen in patients with RRMS.  The typical SPMS patient, however, has little or no radiographic evidence of acute inflammation.  It is commonly observed that contrast-enhancing CNS lesions are uncommon among these patients, despite a clearly deteriorating neurologic course.  The lack of effect of conventional MS therapeutics in SPMS suggests that the cerebral deterioration characterizing progressive disease may be driven by factors other than acute inflammation.  For instance, the immunopathology of SPMS is more consistent with a transition to a chronic T-cell dependent inflammatory type, which may encompass the innate immune response and persistent activation of microglia cells.  Radiographic features that stand out among patients with SPMS include significantly more atrophy of gray matter compared with RRMS patients.  Of note, long-term disability in MS in general appears more closely correlated to gray matter atrophy than to white matter inflammation.  Such atrophy may be suggestive of progressive clinical disability.  Both clinically and radiographically, SPMS represents a disease process with certain features distinct from those of RRMS, and one with extremely limited treatment options.

 Current Treatment Options for SPMS

Only one product, mitoxantrone, is currently approved for the indication of SPMS.  However, as of 2005, this drug carries a black box warning, due to significant risks of decreased systolic function, heart failure, and leukemia.  The American Academy of Neurology has issued a report indicating that these risks are even higher than suggested in the original report leading to the black box warning.  Hence, a safe and effective treatment for SPMS remains a significant unmet medical need.

 Tcelna Clinical Overview in SPMS

In multiple previously conducted clinical trials for the treatment of patients with MS (which have been weighted significantly toward patients with RRMS), Tcelna has demonstrated one of the safest side effect profiles for any marketed or development-stage MS therapy, as well as encouraging efficacy signals.  A total of 142 MS patients have received Tcelna in previously conducted trials for RRMS and SPMS.  The therapy has been well tolerated in all subjects and has demonstrated an excellent overall safety profile.  The most common side effect is mild to moderate irritation at the site of injection, which is typically resolved in 24 hours.  Tcelna has been administered to a total of 36 subjects with SPMS across three previous clinical studies.  Based on preliminary data suggesting stabilized or improved disability among SPMS subjects receiving Tcelna, Opexa believes that further development of this product in SPMS is warranted.

Summary of TERMS Phase IIb Clinical Trial Data in RRMS

Tovaxin for Early Relapsing Multiple Sclerosis (TERMS) was a Phase IIb clinical study of Tcelna in RRMS patients completed in 2008.  Although the study did not show statistical significance in its primary endpoint (the cumulative number of gadolinium-enhanced brain lesions using MRI scans summed at various points in the study), the study showed compelling evidence of efficacy in various clinical and other MRI endpoints.

The TERMS study was a multi-center, randomized, double blind, placebo-controlled trial in 150 patients with RRMS or high risk Clinically Isolated Syndrome.  Patients received a total of five subcutaneous injections at weeks 0, 4, 8, 12 and 24.  Key results from the TERMS trial included:

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In the modified intent to treat patient population (n=142), the ARR for Tcelna-treated patients was 0.214 as compared to 0.339 for placebo-treated patients, which represented a 37% decrease in ARR for Tcelna as compared to placebo in the general population;

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In a prospective group of patients with more active disease (ARR>1, n=50), Tcelna demonstrated a 55% reduction in ARR as compared to placebo, and a 73% reduction in relapse rate was observed in Tcelna patients in this population compared to placebo during the 24-week period following the administration of the full course of treatment; and

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In a retrospective analysis in patients naïve to previous disease modifying treatment (i.e., patients who had not previously used any drugs other than steroids to treat their disease), the results showed that patients, when treated with Tcelna, had a 64% reduction in ARR versus placebo (p=0.046, n=70).

We remain committed to further advancing Tcelna in RRMS at a later date assuming the availability of sufficient resources.  For Opexa, however, progressive MS is an area which we believe represents a higher unmet medical need.

 Intended Use of Proceeds

We currently intend to use the proceeds from this offering for general corporate purposes (including working capital and operational purposes) and to continue the Phase IIb clinical study of Tcelna in SPMS.  The costs of the study, as well as the ongoing expenses of our operations through the expected completion date of such study, are estimated at approximately $35 million.  Our existing resources are not adequate to permit us to proceed materially beyond the initiation of the study (i.e., the dosing of the first patients) or to complete such study or any significant portion of it.  We will need to secure significant additional resources to continue and complete the trial and support our operations during the pendency of the trial

Cash Position and Liquidity

As of September 30, 2012, we had cash and cash equivalents of $2,237,618.  During July 2012, we closed a private offering consisting of convertible secured notes and warrants to purchase common stock which generated approximately $4.1 million in gross proceeds (of which $1.0 million is held in a controlled account).  Our burn rate during the nine months ended September 30, 2012, inclusive of the cost of preparations to commence the Phase IIb clinical study, was approximately $885,000 per month.  We will need to raise additional capital to fund our current business plan and support our clinical trial operations.  Based on our current burn rate in conjunction with our expanded clinical trial activities, we believe we have sufficient liquidity to support operations through December 2012.  If we are unable to obtain additional funding for operations in the immediate future, we will be forced to suspend or terminate our current ongoing clinical trial for Tcelna, which may require us to modify our current business plan and curtail various aspects of our operations, as well as implement significant cost-reduction measures or potentially cease operations.

Given our need for substantial amounts of capital to continue and complete the Phase IIb clinical study in North America of Tcelna in SPMS, we intend to continue to explore potential opportunities and alternatives to obtain the additional resources that will be necessary to continue and complete the Phase IIb study and to support ongoing operations during the pendency of such study.  In addition to one or more additional financings, these opportunities and alternatives may include a partnering arrangement with a large biotech or pharmaceutical company.  There can be no assurance that any such financings or partnering arrangement can be consummated on acceptable terms, if at all.

Other Opportunities

Our proprietary T-cell technology has enabled us to develop intellectual property and a comprehensive sample database that may enable discovery of novel biomarkers and other relevant peptides to be used to treat MS patients.

We have developed (and, in part, in-licensed from the University of Chicago) a proprietary adult stem cell technology to produce monocyte-derived stem cells (MDSC) from blood.  These MDSC can be derived from a patient’s monocytes, expanded ex vivo, and then administered to the same patient.  Our initial focus for this technology is the further development of this monocyte-derived stem cell technology as a platform for the in vitro generation of highly specialized cells for potential application in autologous cell therapy for patients with diabetes mellitus.  The diabetes program is in an early (pre-clinical) development stage.

RECENT DEVELOPMENTS

Agreements with Lincoln Park Capital Fund, LLC

We previously entered into two purchase agreements and a registration rights agreement with Lincoln Park Capital Fund, LLC, or Lincoln Park.

On November 5, 2012, we entered into a purchase agreement with Lincoln Park (or the $1,500,000 Purchase Agreement) pursuant to which Lincoln Park has agreed to purchase from us the securities being offered pursuant to this prospectus supplement for gross proceeds to us of up to $1,500,000, subject to certain limitations.  Under the terms of the $1,500,000 Purchase Agreement, we may, from time to time and at our sole discretion during a 30-month period commencing November 5, 2012, subject to the conditions of the $1,500,000 Purchase Agreement, direct Lincoln Park to purchase shares of our common stock up to an aggregate amount of $1,500,000.  The amount we receive and the per share purchase price depends on whether the purchase is a Regular Purchase or an Accelerated Purchase.

By means of a Regular Purchase, so long as at least one business day has passed since the most recent purchase, we may direct Lincoln Park to purchase up to 100,000 shares of our common stock at the Regular Purchase Price, increasing to amounts up to 300,000 shares of our common stock depending upon the closing sale price of our common stock.  The Regular Purchase Price is the lower of (i) the lowest sale price for our common stock reported on the NASDAQ Capital Market on the purchase date of such shares or (ii) the arithmetic average of the three lowest closing sale prices for our common stock during the 12 consecutive business days immediately preceding the purchase date of such shares.

Additionally, we may direct Lincoln Park to purchase additional amounts as Accelerated Purchases if on the date of a Regular Purchase the closing sale price of our common stock equals or exceeds $0.75.  In such event, we may direct Lincoln Park to purchase on the following day, as an Accelerated Purchase and at the Accelerated Purchase Price, up to the lesser of (i) two times the number of shares for a Regular Purchase or (ii) up to 30% of the following day’s volume.  The Accelerated Purchase Price is the lower of (i) 95% of the volume weighted average price during (a) the entire trading day on the purchase date, if the volume of shares of our common stock traded on the purchase date has not exceeded a volume maximum calculated in accordance with the $1,500,000 Purchase Agreement, or (b) the portion of the trading day on the purchase date (calculated starting at the beginning of normal trading hours) until such time at which the volume of shares of our common stock traded has exceeded such volume maximum, or (ii) the closing sale price of our common stock on the purchase date.

There is no upper limit on the price per share that Lincoln Park must pay for our common stock under the $1,500,000 Purchase Agreement, but in no event will shares be sold to Lincoln Park under a Regular Purchase on a day our closing price is less than the floor price of $0.45 per share (which exceeds the closing price of Opexa common stock as of December 7, 2012).  The Regular Purchase Price and the Accelerated Purchase Price will be equitably adjusted for any reorganization, recapitalization, non-cash dividend, stock split, or other similar transaction occurring during the business days used to compute the Regular Purchase Price or Accelerated Purchase Price.  Effective upon any such adjustment, the floor price for future purchases will thereafter be the lower of (i) the adjusted price and (ii) $1.00.

As consideration for Lincoln Park’s commitment to purchase our common stock pursuant to the $1,500,000 Purchase Agreement, we previously issued to Lincoln Park 226,027 shares of our common stock (or the Initial Commitment Shares) on November 5, 2012 as consideration for its commitment to purchase shares pursuant to the $1,500,000 Purchase Agreement.  As additional consideration to Lincoln Park, in connection with each of its purchases of shares pursuant to the $1,500,000 Purchase Agreement, we will issue to Lincoln Park a number of shares (or Additional Commitment Shares) equal to the product of (x) 41,096 and (y) a fraction, the numerator of which is the purchase amount for the relevant shares purchased by the Lincoln Park and the denominator of which is $1,500,000.  For example, if we elect, at our sole discretion, to require Lincoln Park to purchase $100,000 worth of our common stock, then we would issue 2,740 shares as a pro rata additional commitment fee, which is the product of $100,000, the amount we have elected to sell, divided by $1,500,000, the total amount we can sell to Lincoln Park under the $1,500,000 Purchase Agreement, multiplied by 41,096, the maximum number of Additional Commitment Shares.  The Additional Commitment Shares will only be issued pursuant to this formula if, as and when we elect to sell shares of our common stock to Lincoln Park under the $1,500,000 Purchase Agreement.  Lincoln Park may not assign or transfer its rights and obligations under the $1,500,000 Purchase Agreement.

Prior to the date of this prospectus supplement, we sold an aggregate of 300,000 shares to Lincoln Park pursuant to the $1,500,000 Purchase Agreement, and we issued an aggregate of 3,932 Additional Commitment Shares in connection therewith.   Up to $1,356,500 in shares of our common stock remain available to be sold to Lincoln Park under the $1,500,000 Purchase Agreement, and we may issue up to 37,164 Additional Commitment Shares in connection therewith.  The shares issued and issuable to Lincoln Park under the $1,500,000 Purchase Agreement are being offered pursuant to this prospectus supplement.

The $1,500,000 Purchase Agreement limits our sales of shares of common stock to Lincoln Park to the lesser of the following (such lesser number referred to as the Maximum Share Cap):  (i) the maximum number of shares of our common stock that we may issue without breaching our obligations under applicable rules of the NASDAQ Capital Market (approximately 4,607,392 shares, or 19.99% of our total outstanding common stock as of the date of the $1,500,000 Purchase Agreement) or obtaining shareholder approval under such rules, unless the average price of all applicable sales of common stock exceed a "Base Price" (or $0.7739, representing our closing consolidated bid price on November 2, 2012 plus an incremental amount to account for the issuance of commitment shares) such that the sales to Lincoln Park are considered to be at least "at market" under applicable NASDAQ rules, and (ii) the maximum number of shares of our common stock that we may issue without exceeding the limitations set forth in General Instruction I.B.6 of Form S-3 and the interpretive guidance of the SEC applicable to these transactions, which is approximately $5,100,530 of shares as of the date of this prospectus supplement.  Since the maximum number of shares available for sale under the $1,500,000 Purchase Agreement as of the date of this prospectus supplement, based on the minimum floor price at which sales may be made of $0.45 (which exceeds our last closing price), would be 3,333,333 shares (plus up to 267,123 commitment shares for a total of 3,600,456 shares in this example), neither of the foregoing caps would be exceeded as of the date of this prospectus supplement.

The $1,500,000 Purchase Agreement also prohibits us from directing Lincoln Park to purchase any shares of common stock if those shares, when aggregated with all other shares of our common stock then beneficially owned by Lincoln Park and its affiliates, would result in Lincoln Park and its affiliates having beneficial ownership, at any single point in time, of more than 4.99% of the then total outstanding shares of our common stock (currently, approximately 1,178,922 shares), as calculated pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and Rule 13d-3 thereunder.

The $1,500,000 Purchase Agreement may be terminated by us at any time at our discretion without any cost to us.  The proceeds received by us under the $1,500,000 Purchase Agreement are expected to be used for working capital and general corporate purposes as further described in this prospectus supplement.

The number of shares ultimately offered for sale by Lincoln Park depends on the number of shares purchased by Lincoln Park under the $1,500,000 Purchase Agreement.

In addition to the $1,500,000 Purchase Agreement, on November 2, 2012, we entered into a second purchase agreement (or the $15,000,000 Purchase Agreement) and a Registration Rights Agreement (or the Registration Agreement) with Lincoln Park, pursuant to which Lincoln Park has agreed to purchase from us up to $15,000,000 in shares of our common stock subject to certain limitations from time to time over the 30-month period commencing on the date of the effectiveness of a registration statement for the resale of such shares that we must file with the SEC pursuant to the Registration Agreement.  We do not have the right to commence any sales to Lincoln Park under the $15,000,000 Purchase Agreement until the SEC has declared effective the resale registration statement.  After such registration statement is declared effective, and subject to the satisfaction of the other conditions of the $15,000,000 Purchase Agreement, we may direct Lincoln Park from time to time and at our sole discretion to purchase shares of our common stock up to an aggregate amount of $15,000,000.  The $15,000,000 Purchase Agreement contains similar Regular Purchase and Accelerated Purchase share limitations, pricing formulas, minimum prices, aggregate share volume and other terms and conditions as in the $1,500,000 Purchase Agreement discussed above.  None of the shares to be purchased by Lincoln Park pursuant to the $15,000,000 Purchase Agreement are covered by this prospectus supplement but, pursuant to the Registration Agreement, must be registered for resale under the resale registration statement that we must file with the SEC pursuant to the Registration Agreement.

As consideration for Lincoln Park’s commitment to purchase our common stock pursuant to the $15,000,000 Purchase Agreement, we will issue a number of shares (or Commitment Shares) equal to the product of (x) 410,959 shares and (y) a fraction, the numerator of which is the purchase amount for the relevant shares purchased by the Lincoln Park and the denominator of which is $15,000,000.  The 410,959 Commitment Shares are not covered by this prospectus supplement but, pursuant to the Registration Agreement, must be registered for resale under the registration statement that we are required to file with the SEC pursuant to the Registration Agreement.

THE OFFERING

Common stock offered by Opexa	● 226,027 shares of our common stock which were issued to Lincoln Park on November 5, 2012, as consideration for its commitment to purchase our common stock, referred to as the Initial Commitment Shares;

● up to 41,096 shares of common stock that we may issue to Lincoln Park on a pro rata basis, referred to as Additional Commitment Shares, as up to $1,500,000 of common stock is purchased by Lincoln Park under the $1,500,000 Purchase Agreement; and

● up to $1,500,000 of shares of our common stock, subject to certain limitations, which may be sold to Lincoln Park, from time to time and at our discretion over a 30-month period commencing on the date of the $1,500,000 Purchase Agreement,

(i) in Regular Purchases at the Regular Purchase Price; provided that in no event will such shares be sold to Lincoln Park on a day when our closing price is less than $0.45 per share, or

(ii) in Accelerated Purchases at the Accelerated Purchase Price; provided a Regular Purchase has occurred on the preceding day and the closing price of our common stock is not less than $0.75 on such preceding day.

Common stock outstanding immediately before this offering	23,578,447 shares

Use of proceeds	We currently intend to use the net proceeds for general corporate purposes, including activities related to further clinical development of Tcelna and the Phase IIb study in patients with SPMS, and for other working capital and operational purposes. Our existing resources are not adequate to permit us to proceed materially beyond the initiation of the Phase IIb study (i.e., the dosing of the first patients) or to complete such study or any significant portion of it. We will need to secure significant additional resources to continue and complete the trial and support our operations during the pendency of the trial. See “Use of Proceeds” on page S-27 of this prospectus supplement.

Risk factors	See the “Risk Factors” section beginning on page S-9 of this prospectus supplement for factors to consider before deciding to purchase our securities.

NASDAQ Capital Market Symbol	OPXA

Except as otherwise indicated, the information contained in this prospectus supplement assumes the sale of all of the shares offered hereby.

The number of shares of common stock outstanding as of December 7, 2012, which was 23,578,447 shares, excludes:

●	3,275,222 shares of common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $1.39 per share;

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12,401,639 shares of common stock issuable upon the exercise of outstanding warrants at a weighted average exercise price of $1.72 per share; provided, however, that the warrants issued to the purchasers of the outstanding 12% convertible promissory notes to acquire up to 3,829,689 shares of common stock in the aggregate at an exercise price of $1.25 per share include antidilution provisions whereby if shares are sold pursuant to the $1,500,000 Purchase Agreement at a per share price of (i) less than $1.25, then the exercise price will be reset to such lower per share price, subject to a floor of $0.64, which was triggered when Opexa commenced sales to Lincoln Park on November 8, 2012 at a per share price of $0.50, and (ii) less than $0.64, then the number of shares issuable pursuant to such warrants will increase by a factor equal to $0.64 divided by such lower price, subject to a cap on the amount of any such increase of 50% (or an additional 1,914,841 shares of common stock in the aggregate), which was also triggered when Opexa commenced sales to Lincoln Park on November 8, 2012 at a per share price of $0.50, with the lowest priced sale to Lincoln Park as of the date of this prospectus supplement having been at $0.465 per share (see the cover of this prospectus supplement for the last reported sale price of our common stock as of the date of this prospectus supplement);

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5,106,250 shares of common stock issuable if all 12% convertible secured promissory notes outstanding were converted to Series A convertible preferred stock which was then ultimately converted into common stock; provided, however, that as a result of the antidilution provisions of the Series A convertible preferred stock, this amount of shares will increase by up to 126,725 shares, to a total of up to 5,232,975 shares of common stock, if, as of December 31, 2012, we have not entered into an agreement with a partner or potential partner pursuant to which we receive at least $5,000,000 for use in the clinical development of Tcelna or in return for license rights to Tcelna;

●	1,277,658 shares of common stock available for future grants under our equity compensation plan; and

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37,164 shares of common stock that we may issue to Lincoln Park on a pro rata basis as Additional Commitment Shares pursuant to the $1,500,000 Purchase Agreement, as described above in “Recent Developments.”

RISK FACTORS

Investing in our common stock involves a high degree of risk.  You should consider the following risk factors, as well as other information contained or incorporated by reference in this prospectus supplement and accompanying prospectus, before deciding to invest in our common stock.  The following factors affect our business, our intellectual property, the industry in which we operate and our securities.  The risks and uncertainties described below are not the only ones we face.  Additional risks and uncertainties not presently known or which we currently consider immaterial may also have an adverse effect on our business.  If any of the matters discussed in the following risk factors were to occur, our business, financial condition, results of operations, cash flows or prospects could be materially adversely affected, the market price of our common stock could decline and you could lose all or part of your investment.

Risks Related to Our Business

We will be required to raise significant additional capital, or secure a development partner, in the near-term, and our ability to obtain funding is uncertain.  If sufficient capital is not available, we may not be able to continue our operations as proposed (including any Phase IIb clinical trial initiated or ongoing for Tcelna), which may require us to modify our business plan, curtail various aspects of our operations, cease operations or seek relief under applicable bankruptcy laws.

As of September 30, 2012, we had cash and cash equivalents of $2,237,618.  During July 2012, we closed a private offering consisting of convertible secured notes and warrants to purchase common stock which generated approximately $4.1 million in gross proceeds (of which $1.0 million is held in a controlled account).  Our current burn rate, inclusive of the cost of preparations to commence the Phase IIb clinical study, during the first nine months of 2012 was approximately $885,000 per month.  We believe we have sufficient liquidity to support our current clinical trial activities through December 2012.  The Phase IIb clinical study of Tcelna in patients with SPMS is expected to involve 180 patients and take approximately three years to complete.  The costs of the study, as well as the ongoing expenses of our operations through the expected completion date of such study, are estimated at approximately $35 million.  Our existing resources are not adequate to permit us to proceed materially beyond the initiation of the study (i.e., the dosing of the first patients) or to complete such study or any significant portion of it.  We will need to secure significant additional resources to continue and complete the trial and support our operations during the pendency of the trial.

Given our need for substantial amounts of capital to continue and complete the Phase IIb clinical study for Tcelna in SPMS, we intend to continue to explore potential opportunities and alternatives to obtain the significant additional resources that will be necessary to continue and complete the Phase IIb study and to support our operations during the pendency of such study.  In addition to one or more additional financings, these opportunities and alternatives may include a partnering arrangement with a large biotech or pharmaceutical company.  There can be no assurance that any such financings or partnering arrangement can be consummated on acceptable terms, if at all.  If we are unable to obtain additional funding for operations in the immediate future, we will be forced to suspend or terminate our current ongoing clinical trial for Tcelna, which may require us to modify our business plan, curtail various aspects of our operations, cease operations or seek relief under applicable bankruptcy laws.

Assuming we are able to achieve financing which is sufficient to support the Phase IIb study of Tcelna in SPMS and to support our operations during the pendency of such study, we are also exploring a pivotal Phase III clinical study of Tcelna in RRMS.  Any such study of Tcelna in RRMS would also depend upon the availability of sufficient resources.

As we have no sources of debt or equity capital committed for funding, we must rely upon best efforts third-party debt or equity funding and we can provide no assurance that we will be successful in any funding effort.  The timing and degree of any future capital requirements will depend on many factors, including:

●	our ability to establish, enforce and maintain strategic arrangements for research, development, clinical testing, manufacturing and marketing;

●	the accuracy of the assumptions underlying our estimates for capital needs in 2012 and beyond as well as for the clinical study of Tcelna;

●	scientific progress in our research and development programs;

●	the magnitude and scope of our research and development programs;

●	our progress with preclinical development and clinical trials;

●	the time and costs involved in obtaining regulatory approvals;

●	the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims; and

●	the number and type of product candidates that we pursue.

If we raise additional funds through any collaboration, partnering or licensing arrangements with third parties, we may need to relinquish some rights to our product candidate Tcelna, including commercialization rights, which may harm our ability to generate revenues and achieve or sustain profitability.

If we raise additional funds by issuing equity securities, stockholders may experience substantial dilution.  Debt financing, if available, may involve restrictive covenants that may impede our ability to operate our business.  Any debt financing or additional equity that we raise may contain terms that are not favorable to us or our stockholders.  There is no assurance that our capital raising efforts will be able to attract the capital needed to execute on our business plan and sustain our operations.

If we are unable to obtain additional funding or secure a development partner, we may not be able to continue or complete the Phase IIb clinical study of Tcelna in SPMS or otherwise continue our operations as proposed, which may require us to modify our business plan or curtail various aspects of our operations.  If these measures are not sufficient to maintain an adequate level of capital, it may be necessary to cease operations or seek relief under applicable bankruptcy laws.  In such event, our stockholders may lose a portion or even all of their investment.

Funding from our purchase agreements with Lincoln Park may be limited or be insufficient to fund our operations or to implement our strategy.

Under our purchase agreements with Lincoln Park, we may direct Lincoln Park to purchase up to $1,500,000 of shares of common stock subject to certain limitations over a 30-month period, and, upon effectiveness of a registration statement for resale of the applicable shares and subject to other conditions, we also may direct Lincoln Park to purchase up to $15,000,000 of our shares of common stock over a 30-month period.  Prior to the date of this prospectus supplement, we sold an aggregate of 300,000 shares to Lincoln Park pursuant to the $1,500,000 Purchase Agreement, and we issued an aggregate of 229,959 Initial Commitment Shares and Additional Commitment Shares in connection therewith.  There can be no assurance that we will be able to receive any or all of the additional funds from Lincoln Park because the purchase agreements contain limitations, restrictions, requirements, events of default and other provisions that could limit our ability to cause Lincoln Park to buy common stock from us, including that the closing price of our stock is at least $0.45 and that Lincoln Park own no more than 4.99% of our common stock.  In addition, under the applicable rules of the NASDAQ Capital Market, if we seek to issue shares which may be aggregated with shares sold to Lincoln Park under the purchase agreement in excess of 4,607,392 shares or 19.99% of the total common stock outstanding as of the date of the $1,500,000 Purchase Agreement, we may be required to seek shareholder approval in order to be in compliance with the NASDAQ Capital Market rules.

The extent to which we rely on Lincoln Park as a source of funding will depend on a number of factors, including the amount of working capital needed, the prevailing market price of our common stock and the extent to which we are able to secure working capital from other sources.  If obtaining sufficient funding from Lincoln Park were to prove unavailable or prohibitively dilutive, we would need to secure another source of funding.  Even if we sell all $16,500,000 of common stock under the $1,500,000 Purchase Agreement and the $15,000,000 Purchase Agreement with Lincoln Park, we will still need additional capital to fully implement our current business, operating plans and development plans, including to complete the Phase IIb clinical study of Tcelna in patients with SPMS and to conduct our operations through the expected completion date of such study.

We have a history of operating losses and do not expect to be profitable in the foreseeable future.

We have not generated any profits since our entry into the biotechnology business and we have incurred significant operating losses.  We expect to incur additional operating losses for the foreseeable future.  We have not received, and we do not expect to receive for at least the next several years, any revenues from the commercialization of any potential products.  We do not currently have any sources of revenues and may not have any in the foreseeable future.

Our business is at an early stage of development.  We are largely dependent on the success of our product candidate, Tcelna, and we cannot be certain that Tcelna will receive regulatory approval or be successfully commercialized.

Our business is at an early stage of development.  We do not have any product candidates that have completed late-stage clinical trials nor do we have any products on the market.  We have only one product candidate, Tcelna, which has progressed to the stage of being studied in human clinical trials in the United States.  We recently initiated a Phase IIb study of Tcelna in patients with SPMS.  We are still in the very early stages of identifying and conducting research on any other potential products.  Tcelna, and any other potential products, will require regulatory approval prior to marketing in the United States and other countries.  Obtaining such approval requires significant research and development and preclinical and clinical testing.  We may not be able to develop any products, to obtain regulatory approvals, to continue clinical development of Tcelna, to enter clinical trials (or any development activities) for any other product candidates or to commercialize any products.  Tcelna, and any other potential products, may prove to have undesirable or unintended side effects or other characteristics adversely affecting their safety, efficacy or cost-effectiveness that could prevent or limit their use.  Any product using any of our technology may fail to provide the intended therapeutic benefits or to achieve therapeutic benefits equal to or better than the standard of treatment at the time of testing or production.

We might be unable to service our current debt due to a lack of cash flow or otherwise fail to comply with terms of the convertible secured promissory notes or related agreements and might be subject to default. The convertible secured promissory notes are secured by a pledge of all of our assets.  The antidilution adjustments applicable to the securities ultimately issuable upon conversion of these secured notes, as well as the antidilution adjustments of the warrants issued in tandem with the notes, could result in significant dilution to existing shareholders based upon any sale of shares under our purchase agreements with Lincoln Park.

On July 25, 2012, we closed a private offering consisting of convertible secured notes and warrants to purchase shares of common stock which generated approximately $4.1 million in gross proceeds ($1.0 million of which is held in a controlled account).  The notes mature on July 25, 2014 and accrue interest at the rate of 12% per annum, compounded annually.  Interest is payable semi-annually in either cash or registered shares of common stock at our election.  The notes are secured by substantially all of our assets and are convertible into a new class of non-voting Series A convertible preferred stock.  The notes can be converted into Series A convertible preferred stock at the option of the investors at a price of $100.00 per share, subject to certain limitations and adjustments.  Additionally, we can elect to convert the notes into Series A convertible preferred stock if (i) our common stock closes at or above $2.50 per share for 20 consecutive trading days or (ii) we achieve certain additional funding milestones to continue our clinical trial program.  These milestones include (x) executing a strategic agreement with a partner or potential partner by which we will receive a minimum of $5 million to partially fund, or an option to partner with us for, our Phase II clinical trial for Tcelna in patients with SPMS and (y) receiving a minimum of $25 million in additional capital (including the note offering proceeds) from any partner, potential partner or any other source.  The Series A convertible preferred stock accrues dividends at the rate of 8% per annum, which are cumulative and payable semi-annually in either cash or registered shares of the common stock at our election.  The Series A convertible preferred stock is convertible into shares of our common stock at the option of the holders at a price of $0.80 per share, subject to certain limitations and adjustments.  Additionally, we can elect to convert the Series A convertible preferred stock into common stock if our common stock closes at or above $4.00 per share for 20 consecutive trading days.  The warrants have an exercise price of $1.25 per share, a five-year term and are exercisable for 75% of the number of shares of common stock into which the initial principal amount of the notes is ultimately convertible, subject to certain limitations and adjustments.  The warrants are exercisable after six months from the date of issuance.  We can redeem the warrants at $0.01 per share if our common stock closes at or above $2.50 per share for 20 consecutive trading days.  As part of the security interest in all of our assets granted to the noteholders, $1.0 million of the proceeds is maintained in a controlled account.  The noteholders were granted certain registration rights for the shares of underlying common stock.

If we do not make the required payments when due, either at maturity, or at applicable installment payment dates, or if we breach other terms of the convertible secured notes or related agreements, the noteholders could elect to declare all amounts outstanding, together with accrued and unpaid interest, to be immediately due and payable.  Even if we were able to prepay the full amount in cash, any such repayment could leave us with little or no working capital for our business.  If we are unable to repay those amounts, the noteholders will have a first claim on our assets pledged under the convertible secured notes.  If the noteholders should attempt to foreclose on the collateral, it is unlikely that there would be any assets remaining after repayment in full of such secured indebtedness.  Any default under the convertible secured notes and resulting foreclosure would have a material adverse effect on our financial condition and our ability to continue our operations.

Although up to 5,106,250 shares of common stock were initially issuable if all 12% convertible secured promissory notes outstanding were converted to Series A convertible preferred stock and such stock was then converted into common stock, this amount of shares will increase by up to 126,725 shares, to a total of up to 5,232,975 shares of common stock, if, as of December 31, 2012, we have not entered into an agreement with a partner or potential partner pursuant to which we receive at least $5,000,000 for use in the clinical development of Tcelna or in return for license rights to Tcelna.  In addition, the warrants issued to the purchasers of the 12% convertible secured promissory notes to acquire up to 3,829,689 shares of common stock in the aggregate at an exercise price of $1.25 per share include antidilution provisions whereby if shares are sold to Lincoln Park pursuant to the $1,500,000 Purchase Agreement or the $15,000,000 Purchase Agreement at a per share price of (i) less than $1.25, then the exercise price will be reset to such lower per share price, subject to a floor of $0.64, which was triggered when Opexa commenced sales to Lincoln Park on November 8, 2012 at a per share price of $0.50, and (ii) less than $0.64, then the number of shares issuable pursuant to such warrants will increase by a factor equal to $0.64 divided by such lower price, subject to a cap on the amount of any such increase of 50% (or an additional 1,914,841 shares of common stock in the aggregate), which was triggered when we commenced sales to Lincoln Park under the $1,500,000 purchase agreement on November 8, 2012 at a per share price of $0.50, with the lowest priced sale to Lincoln Park as of the date of this prospectus supplement having been at $0.465 per share. See the cover of this prospectus supplement for the last reported sale price of our common stock as of the date of this prospectus supplement.

We will depend on strategic collaborations with third parties to develop and commercialize product candidates, such as Tcelna, and we may not have control over a number of key elements relating to the development and commercialization of any such product candidate.

A key aspect of our strategy, including with respect to Tcelna, is to seek collaboration with a partner, such as a large pharmaceutical organization, that is willing to further develop and commercialize a selected product candidate.  To date, we have not entered into any such collaborative arrangement with respect to Tcelna.  However, we will need to raise significant additional capital in order to continue and complete the Phase IIb clinical study of Tcelna in SPMS as the total costs of conducting this study, as well as the ongoing expenses of our operations through the expected completion date of such study, are estimated at approximately $35 million.

By entering into any such strategic collaboration, we may rely on our partner for financial resources and for development, regulatory and commercialization expertise.  Our partner may fail to develop or effectively commercialize our product candidate because they:

•	do not have sufficient resources or decide not to devote the necessary resources due to internal constraints such as limited cash or human resources;

•	decide to pursue a competitive potential product developed outside of the collaboration;

•	cannot obtain the necessary regulatory approvals;

•	determine that the market opportunity is not attractive; or

•	cannot manufacture or obtain the necessary materials in sufficient quantities from multiple sources or at a reasonable cost.

We may not be able to enter into collaboration, including with respect to Tcelna, on acceptable terms, if at all.  We face competition in our search for partners from other organizations worldwide, many of whom are larger and are able to offer more attractive deals in terms of financial commitments, contribution of human resources, or development, manufacturing, regulatory or commercial expertise and support.

If we are not successful in attracting a partner and entering into collaboration on acceptable terms, we may not be able to complete development of or commercialize any product candidate, including Tcelna.  In particular, we may be unable to continue or complete the Phase IIb clinical study of Tcelna in SPMS.  In such event, our ability to generate revenues and achieve or sustain profitability would be significantly hindered and we may not be able to continue operations as proposed, requiring us to modify our business plan, curtail various aspects of our operations or cease operations.

Third parties to whom we may license or transfer development and commercialization rights for products covered by intellectual property rights may not be successful in their efforts, and as a result, we may not receive future royalty or other milestone payments relating to those products or rights.

We will need regulatory approvals for any product candidate, including Tcelna, prior to introduction to the market, which will require successful testing in clinical trials.  Clinical trials are subject to extensive regulatory requirements, and are very expensive, time-consuming and difficult to design and implement.  Any product candidate, such as Tcelna, may fail to achieve necessary safety and efficacy endpoints during clinical trials in which case we will be unable to generate revenue from the commercialization and sale of our products.

Human clinical trials are very expensive and difficult to design and implement, in part because they are subject to rigorous FDA requirements, and must otherwise comply with federal, state and local requirements and policies of the medical institutions where they are conducted.  The clinical trial process is also time-consuming.  We estimate that the Phase IIb clinical trial in North America of our lead product candidate, Tcelna, in SPMS will take approximately three years to complete.  In addition, we anticipate that a pivotal Phase III clinical trial would be necessary before we could submit an application for approval of Tcelna for SPMS.  Failure can occur at any stage of the trials, and we could encounter problems that cause us to be unable to initiate a trial, or to abandon or repeat a clinical trial.

The commencement and completion of clinical trials, including the continuation and completion of the Phase IIb clinical trial of Tcelna in SPMS, may be delayed or prevented by several factors, including:

•	FDA or IRB objection to proposed protocols;

•	discussions or disagreement with the FDA over the adequacy of trial design to potentially demonstrate effectiveness, and subsequent design modifications;

•	unforeseen safety issues;

•	determination of dosing issues and related adjustments;

•	lack of effectiveness during clinical trials;

•	slower than expected rates of patient recruitment;

•	product quality problems (e.g., sterility or purity);

•	challenges to patient monitoring and data collection during or after treatment (for example, patients’ failure to return for follow-up visits); and

•	failure of medical investigators to follow our clinical protocols.

In addition, we or the FDA (based on its authority over clinical studies) may delay a proposed investigation or suspend clinical trials in progress at any time if it appears that the study may pose significant risks to the study participants or other serious deficiencies are identified.  Prior to approval of our product the FDA must determine that the data demonstrate safety and effectiveness.  The large majority of drug candidates that begin human clinical trials fail to demonstrate the desired safety and efficacy characteristics.

Furthermore, changes in regulatory requirements and guidance may occur and we may need to amend clinical trial protocols, or otherwise modify our intended course of clinical development, to reflect these changes.  This, too, may impact the costs, timing or successful completion of a clinical trial.  In light of widely publicized events concerning the safety risk of certain drug products, regulatory authorities, members of Congress, the U.S. Government Accountability Office, medical professionals and the general public have raised concerns about potential drug safety issues.  These events have resulted in the withdrawal of drug products, revisions to drug labeling that further limit use of the drug products, and establishment of risk management programs that may, for instance, restrict distribution of drug products.  The increased attention to drug safety issues may result in a more cautious approach by the FDA to clinical trials.  Data from clinical trials may receive greater scrutiny with respect to safety, which may make the FDA or other regulatory authorities more likely to terminate clinical trials before completion or require longer or additional clinical trials that may result in substantial additional expense and a delay or failure in obtaining approval or approval for a more limited indication than originally sought.

Even if we obtain regulatory approvals for any product candidate, such as Tcelna, that approval may be subject to limitations on the indicated uses for which it may be marketed.  Our ability to generate revenues from the commercialization and sale of any potential products will be limited by any failure to obtain or limitation on necessary regulatory approvals.

We will rely on third parties to conduct our clinical trials and perform data collection and analysis, which may result in costs and delays that may hamper our ability to successfully develop and commercialize any product candidate, including Tcelna.

Although we have participated in the design and management of our past clinical trials, we do not have the ability to conduct clinical trials directly for any product candidate, including Tcelna.  We will need to rely on contract research organizations, medical institutions, clinical investigators and contract laboratories to conduct our clinical trials and to perform data collection and analysis.

Our clinical trials may be delayed, suspended or terminated if:

•	any third party upon whom we rely does not successfully carry out its contractual duties or regulatory obligations or meet expected deadlines;

•	any such third party needs to be replaced; or

•	the quality or accuracy of the data obtained by the third party is compromised due to its failure to adhere to clinical protocols or regulatory requirements or for other reasons.

Failure to perform by any third party upon whom we rely may increase our development costs, delay our ability to obtain regulatory approval and prevent the commercialization of any product candidate, including Tcelna.  While we believe that there are numerous alternative sources to provide these services, we might not be able to enter into replacement arrangements without delays or additional expenditures if we were to seek such alternative sources.

If we fail to identify and license or acquire other product candidates, we will not be able to expand our business over the long term.

We have targeted MS as the first disease to be pursued off our T-cell platform technology.  As a platform technology, there exists the potential to address other autoimmune diseases with the technology.  Minimal work has been done outside the lead MS indication.  Our business over the long term is substantially dependent on our ability to develop, license or acquire product candidates and further develop them for commercialization.  The success of this strategy depends upon our ability to expand our existing platform or identify, select and acquire the right product candidates.  We have limited experience identifying, negotiating and implementing economically viable product candidate acquisitions or licenses, which is a lengthy and complex process.  Also, the market for licensing and acquiring product candidates is intensely competitive, and many of our competitors have greater resources than we do.  We may not have the requisite capital resources to consummate product candidate acquisitions or licenses that we identify to fulfill our strategy.

Moreover, any product candidate acquisition that we do complete will involve numerous risks, including:

•	difficulties in integrating the development program for the acquired product candidate into our existing operations;

•	diversion of financial and management resources from existing operations;

•	risks of entering new potential markets or technologies;

•	inability to generate sufficient funding to offset acquisition costs; and

•	delays that may result from our having to perform unanticipated preclinical trials or other tests on the product candidate.

We are dependent upon our management team and a small number of employees.

Our business strategy is dependent upon the skills and knowledge of our management team.  If any critical employee leaves, we may be unable on a timely basis to hire suitable replacements to operate our business effectively.  We also operate with a very small number of employees and thus have little or no backup capability for their activities.  The loss of the services of any member of our management team or the loss of just a few other employees could have a material adverse effect on our business and results of operations.

If we fail to meet our obligations under our license agreements, we may lose our rights to key technologies on which our business depends.

Our business depends on licenses from third parties.  These third party license agreements impose obligations on us, such as payment obligations and obligations diligently to pursue development of commercial products under the licensed patents.  If a licensor believes that we have failed to meet our obligations under a license agreement, the licensor could seek to limit or terminate our license rights, which could lead to costly and time-consuming litigation and, potentially, a loss of the licensed rights.  During the period of any such litigation, our ability to carry out the development and commercialization of potential products could be significantly and negatively affected.  If our license rights were restricted or ultimately lost, our ability to continue our business based on the affected technology platform could be adversely affected.

Our current research and manufacturing facility is not large enough to manufacture product candidates, such as Tcelna, for certain clinical trials or, if such clinical trials are successful, commercial applications.

We conduct our research and development in a 10,200 square foot facility in The Woodlands, Texas, which includes an approximately 1,200 square foot suite of three rooms for the manufacture of T-cell therapies.  We believe our current facility should have the capacity to support full clinical development of Tcelna in North American trials for SPMS.  It is not sufficient, however, to support clinical trials outside North America including Europe and Asia, if required, or the commercial launch of Tcelna.  In this case, we would need to expand our manufacturing staff and facility, obtain a new facility or contract with corporate collaborators or other third parties to assist with future drug production and commercialization.

In the event that we decide to establish a commercial-scale manufacturing facility, we will require substantial additional funds and will be required to hire and train significant numbers of employees and comply with applicable regulations, which are extensive.  We do not have funds available for building a manufacturing facility, and we may not be able to build a manufacturing facility that both meets regulatory requirements and is sufficient for our commercial-scale manufacturing.

We may arrange with third parties for the manufacture of our future products, if any.  However, our third-party sourcing strategy may not result in a cost-effective means for manufacturing our future products.  If we employ third-party manufacturers, we will not control many aspects of the manufacturing process, including compliance by these third parties with cGMP and other regulatory requirements.  We further may not be able to obtain adequate supplies from third-party manufacturers in a timely fashion for development or commercialization purposes, and commercial quantities of products may not be available from contract manufacturers at acceptable costs.

If any product we may eventually have is not accepted by the market or if users of any such product are unable to obtain adequate coverage of and reimbursement for such product from government and other third-party payors, our revenues and profitability will suffer.

Our ability to successfully commercialize any product we may eventually have will depend in significant part on the extent to which appropriate coverage of and reimbursement for such product and any related treatments are obtained from governmental authorities, private health insurers and other organizations, such as health maintenance organizations, or HMOs.  Third-party payors are increasingly challenging the prices charged for medical products and services.  We cannot provide any assurances that third-party payors will consider any product we may eventually have cost-effective or provide coverage of and reimbursement for such product, in whole or in part.

Uncertainty exists as to the coverage and reimbursement status of newly approved medical products and services and newly approved indications for existing products.  Third-party payors may conclude that any product we may eventually have is less safe, less clinically effective, or less cost-effective than existing products, and third-party payors may not approve such product for coverage and reimbursement.  If we are unable to obtain adequate coverage of and reimbursement for any product we may eventually have from third-party payors, physicians may limit how much or under what circumstances they will prescribe or administer them.  Such reduction or limitation in the use of any such product would cause sales to suffer.  Even if third-party payors make reimbursement available, payment levels may not be sufficient to make the sale of any such product profitable.

In addition, the trend towards managed health care in the United States and the concurrent growth of organizations such as HMOs, which could control or significantly influence the purchase of medical services and products, may result in inadequate coverage of and reimbursement for any product we may eventually have.  Many third-party payors, including in particular HMOs, are pursuing various ways to reduce pharmaceutical costs, including, for instance, the use of formularies.  The market for any product we may eventually have depends on access to such formularies, which are lists of medications for which third-party payors provide reimbursement.  These formularies are increasingly restricted, and pharmaceutical companies face significant competition in their efforts to place their products on formularies of HMOs and other third-party payors.  This increased competition has led to a downward pricing pressure in the industry.  The cost containment measures that third-party payors are instituting could have a material adverse effect on our ability to operate profitably.

Any product candidate that we develop, such as Tcelna, if approved for sale, may not gain acceptance among physicians, patients and the medical community, thereby limiting our potential to generate revenues.

Even if a product candidate, such as Tcelna, is approved for commercial sale by the FDA or other regulatory authorities, the degree of market acceptance of any approved product candidate by physicians, healthcare professionals and third-party payors, and our profitability and growth, will depend on a number of factors, including:

•	demonstration of efficacy;

•	relative convenience and ease of administration;

•	the prevalence and severity of any adverse side effects;

•	availability and cost of alternative treatments, including cheaper generic drugs;

•	pricing and cost effectiveness, which may be subject to regulatory control;

•	effectiveness of our or any of our partners’ sales and marketing strategies;

•	the product labeling or product insert required by the FDA or regulatory authority in other countries; and

•	the availability of adequate third-party insurance coverage or reimbursement.

If any product candidate that we develop does not provide a treatment regimen that is as beneficial as the current standard of care or otherwise does not provide patient benefit, that product candidate, if approved for commercial sale by the FDA or other regulatory authorities, likely will not achieve market acceptance and our ability to generate revenues from that product candidate would be substantially reduced.

We have incurred, and expect to continue to incur, increased costs and risks as a result of being a public company.

As a public company, we are required to comply with the Sarbanes-Oxley Act of 2002, or SOX, as well as rules and regulations implemented by the SEC and The NASDAQ Stock Market (NASDAQ).  Changes in the laws and regulations affecting public companies, including the provisions of SOX and rules adopted by the SEC and by NASDAQ, have resulted in, and will continue to result in, increased costs to us as we respond to their requirements.  Given the risks inherent in the design and operation of internal controls over financial reporting, the effectiveness of our internal controls over financial reporting is uncertain.  If our internal controls are not designed or operating effectively, we may not be able to conclude an evaluation of our internal control over financial reporting as required or we or our independent registered public accounting firm may determine that our internal control over financial reporting was not effective.  In addition, our registered public accounting firm may either disclaim an opinion as it relates to management’s assessment of the effectiveness of our internal controls or may issue an adverse opinion on the effectiveness of our internal controls over financial reporting.  Investors may lose confidence in the reliability of our financial statements, which could cause the market price of our common stock to decline and which could affect our ability to run our business as we otherwise would like to.  New rules could also make it more difficult or more costly for us to obtain certain types of insurance, including directors’ and officers’ liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the coverage that is the same or similar to our current coverage.  The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors, our Board committees and as executive officers.  We cannot predict or estimate the total amount of the costs we may incur or the timing of such costs to comply with these rules and regulations.

Under the corporate governance standards of NASDAQ, a majority of our Board of Directors and each member of our Audit Committee must be an independent director.  If any vacancies on our Board or our Audit Committee occur that need to be filled by independent directors, we may encounter difficulty in attracting qualified persons to serve on our Board and, in particular, our Audit Committee.  If we fail to attract and retain the required number of independent directors, we may be subject to SEC enforcement proceedings and delisting of our common stock from the NASDAQ Capital Market.

Risks Related to Our Intellectual Property

Patents obtained by other persons may result in infringement claims against us that are costly to defend and which may limit our ability to use the disputed technologies and prevent us from pursuing research and development or commercialization of potential products, such as Tcelna.

If third party patents or patent applications contain claims infringed by either our licensed technology or other technology required to make or use our potential products, such as Tcelna, and such claims are ultimately determined to be valid, there can be no assurance that we would be able to obtain licenses to these patents at a reasonable cost, if at all, or be able to develop or obtain alternative technology.  If we are unable to obtain such licenses at a reasonable cost, we may not be able to develop any affected product candidate, such as Tcelna, commercially.  There can be no assurance that we will not be obliged to defend ourselves in court against allegations of infringement of third party patents.  Patent litigation is very expensive and could consume substantial resources and create significant uncertainties.  An adverse outcome in such a suit could subject us to significant liabilities to third parties, require disputed rights to be licensed from third parties, or require us to cease using such technology.

If we are unable to obtain patent protection and other proprietary rights, our operations will be significantly harmed.

Our ability to compete effectively is dependent upon obtaining patent protection relating to our technologies.  The patent positions of pharmaceutical and biotechnology companies, including ours, are uncertain and involve complex and evolving legal and factual questions.  The coverage sought in a patent application can be denied or significantly reduced before or after the patent is issued.  Consequently, we do not know whether pending patent applications for our technology will result in the issuance of patents, or if any issued patents will provide significant protection or commercial advantage or will be circumvented by others.  Since patent applications are secret until the applications are published (usually 18 months after the earliest effective filing date), and since publication of discoveries in the scientific or patent literature often lags behind actual discoveries, we cannot be certain that the inventors of our owned or licensed intellectual property rights were the first to make the inventions at issue or that any patent applications at issue were the first to be filed for such inventions.  There can be no assurance that patents will issue from pending patent applications or, if issued, that such patents will be of commercial benefit to us, afford us adequate protection from competing products, or not be challenged or declared invalid.

For our licensed intellectual property, we have limited control over the amount or timing of resources that are devoted to the prosecution of such intellectual property.  Due to this lack of control and general uncertainties in the patent prosecution process, we cannot be sure that any licensed patents will result from licensed applications or, if they do, that they will be maintained.  Issued U.S. patents require the payment of maintenance fees to continue to be in force.  We rely on licensors to do this and their failure to do so could result in the forfeiture of patents not timely maintained.  Many foreign patent offices also require the payment of periodic annuities to keep patents and patent applications in good standing.  As we do not maintain control over the payment of annuities, we cannot assure you that our licensors will timely pay such annuities and that the granted patents and pending patent applications will not become abandoned.  In addition, our licensors may have selected a limited amount of foreign patent protection, and therefore applications have not been filed in, and foreign patents may not have been perfected in, all commercially significant countries.

The patent protection of product candidates, such as Tcelna, involves complex legal and factual questions.  To the extent that it would be necessary or advantageous for any of our licensors to cooperate or lead in the enforcement of our licensed intellectual property rights, we cannot control the amount or timing of resources such licensors devote on our behalf or the priority they place on enforcing such rights.  We may not be able to protect our intellectual property rights against third party infringement, which may be difficult to detect.  Additionally, challenges may be made to the ownership of our intellectual property rights, our ability to enforce them, or our underlying licenses.

We cannot be certain that any of the patents issued to us or to our licensors will provide adequate protection from competing products.  Our success will depend, in part, on whether we or our licensors can:

•	obtain and maintain patents to protect our product candidates such as Tcelna;

•	obtain and maintain any required or desirable licenses to use certain technologies of third parties, which may be protected by patents;

•	protect our trade secrets and know-how;

•	operate without infringing the intellectual property and proprietary rights of others;

•	enforce the issued patents under which we hold rights; and

•	develop additional proprietary technologies that are patentable.

The degree of future protection for our proprietary rights (owned or licensed) is uncertain.  For example:

•	we or our licensor might not have been the first to make the inventions covered by pending patent applications or issued patents owned by, or licensed to, us;

•	we or our licensor might not have been the first to file patent applications for these inventions;

•	others may independently develop similar or alternative technologies or duplicate any of the technologies owned by, or licensed to, us;

•	it is possible that none of the pending patent applications owned by, or licensed to, us will result in issued patents;

•
any patents under which we hold rights may not provide us with a basis for commercially viable products, may not provide us with any competitive advantages or may be challenged by third parties as invalid, or unenforceable under U.S. or foreign laws; or

•	any of the issued patents under which we hold rights may not be valid or enforceable or may be circumvented successfully in light of the continuing evolution of domestic and foreign patent laws.

Confidentiality agreements with employees and others may not adequately prevent disclosure of our trade secrets and other proprietary information and may not adequately protect our intellectual property, which could limit our ability to compete.

We rely in part on trade secret protection in order to protect our proprietary trade secrets and unpatented know-how.  However, trade secrets are difficult to protect, and we cannot be certain that others will not develop the same or similar technologies on their own.  We have taken steps, including entering into confidentiality agreements with our employees, consultants, outside scientific collaborators and other advisors, to protect our trade secrets and unpatented know-how.  These agreements generally require that the other party keep confidential and not disclose to third parties all confidential information developed by the party or made known to the party by us during the course of the party’s relationship with us.  We also typically obtain agreements from these parties which provide that inventions conceived by the party in the course of rendering services to us will be our exclusive property.  However, these agreements may not be honored and may not effectively assign intellectual property rights to us.  Further, we have limited control, if any, over the protection of trade secrets developed by our licensors.  Enforcing a claim that a party illegally obtained and is using our trade secrets or know-how is difficult, expensive and time consuming, and the outcome is unpredictable.  In addition, courts outside the United States may be less willing to protect trade secrets or know-how.  The failure to obtain or maintain trade secret protection could adversely affect our competitive position.

A dispute concerning the infringement or misappropriation of our proprietary rights or the proprietary rights of others could be time consuming and costly, and an unfavorable outcome could harm our business.

A number of pharmaceutical, biotechnology and other companies, universities and research institutions have filed patent applications or have been issued patents relating to cell therapy, T-cells, and other technologies potentially relevant to or required by our product candidate Tcelna.  We cannot predict which, if any, of such applications will issue as patents or the claims that might be allowed.  We are aware of a number of patent applications and patents claiming use of modified cells to treat disease, disorder or injury.

There is significant litigation in our industry regarding patent and other intellectual property rights.  While we are not currently subject to any pending intellectual property litigation, and are not aware of any such threatened litigation, we may be exposed to future litigation by third parties based on claims that our product candidates, such as Tcelna, or their methods of use, manufacturing or other technologies or activities infringe the intellectual property rights of such third parties.  If our product candidates, such as Tcelna, or their methods of manufacture are found to infringe any such patents, we may have to pay significant damages or seek licenses under such patents.  We have not conducted comprehensive searches of patents issued to third parties relating to Tcelna.  Consequently, no assurance can be given that third-party patents containing claims covering Tcelna, its method of use or manufacture do not exist or have not been filed and will not be issued in the future.  Because some patent applications in the United States may be maintained in secrecy until the patents are issued, and because patent applications in the United States and many foreign jurisdictions are typically not published until 18 months after filing, we cannot be certain that others have not filed patent applications that will mature into issued patents that relate to our current or future product candidates that could have a material effect in developing and commercializing one or more of our product candidates.  A patent holder could prevent us from importing, making, using or selling the patented compounds.  We may need to resort to litigation to enforce our intellectual property rights or to determine the scope and validity of third-party proprietary rights.  Similarly, we may be subject to claims that we have inappropriately used or disclosed trade secrets or other proprietary information of third parties.  If we become involved in litigation, it could consume a substantial portion of our managerial and financial resources, regardless of whether we win or lose.  Some of our competitors may be able to sustain the costs of complex intellectual property litigation more effectively than we can because they have substantially greater resources.  We may not be able to afford the costs of litigation.  Any legal action against us or our collaborators could lead to:

•	payment of actual damages, royalties, lost profits, potentially treble damages and attorneys’ fees, if we are found to have willfully infringed a third party’s patent rights;

•	injunctive or other equitable relief that may effectively block our ability to further develop, commercialize and sell our products;

•	we or our collaborators having to enter into license arrangements that may not be available on commercially acceptable terms if at all; or

•	significant cost and expense, as well as distraction of our management from our business.

As a result, we could be prevented from commercializing current or future product candidates.

Risks Related to Our Industry

We are subject to stringent regulation of our product candidates, such as Tcelna, which could delay development and commercialization.

We, our third-party contractors, suppliers and partners, and our product candidates, such as Tcelna, are subject to stringent regulation by the FDA and other regulatory agencies in the United States and by comparable authorities in other countries.  None of our product candidates can be marketed in the United States until it has been approved by the FDA.  No product candidate of ours has been approved, and we may never receive FDA approval for any product candidate.  Obtaining FDA approval typically takes many years and requires substantial resources.  Even if regulatory approval is obtained, the FDA may impose significant restrictions on the indicated uses, conditions for use and labeling of such products.  Additionally, the FDA may require post-approval studies, including additional research and development and clinical trials.  These regulatory requirements may limit the size of the market for the product or result in the incurrence of additional costs.  Any delay or failure in obtaining required approvals could substantially reduce our ability to generate revenues.

In addition, both before and after regulatory approval, we, our partners and our product candidates, such as Tcelna, are subject to numerous FDA requirements covering, among other things, testing, manufacturing, quality control, labeling, advertising, promotion, distribution and export.  The FDA’s requirements may change and additional government regulations may be promulgated that could affect us, our partners and our product candidates, such as Tcelna.  Given the number of recent high profile adverse safety events with certain drug products, the FDA may require, as a condition of approval, costly risk management programs, which may include safety surveillance, restricted distribution and use, patient education, enhanced labeling, special packaging or labeling, expedited reporting of certain adverse events, preapproval of promotional materials and restrictions on direct-to-consumer advertising.  Furthermore, heightened Congressional scrutiny on the adequacy of the FDA’s drug approval process and the agency’s efforts to assure the safety of marketed drugs resulted in the enactment of legislation addressing drug safety issues, the FDA Amendments Act of 2007.  This legislation provides the FDA with expanded authority over drug products after approval and the FDA’s exercise of this authority could result in delays or increased costs during the period of product development, clinical trials and regulatory review and approval, and increased costs to assure compliance with new post-approval regulatory requirements.  We cannot predict the likelihood, nature or extent of government regulation that may arise from this or future legislation or administrative action, either in the United States or abroad.

In order to market any of our products outside of the United States, we and our strategic partners and licensees must establish and comply with numerous and varying regulatory requirements of other countries regarding safety and efficacy.  Approval procedures vary among countries and can involve additional product testing and additional administrative review periods and the time required to obtain approval in other countries might differ from that required to obtain FDA approval.  The regulatory approval process in other countries may include all of the risks detailed above regarding FDA approval in the United States.  Approval by the FDA does not automatically lead to the approval of authorities outside of the United States and, similarly, approval by other regulatory authorities outside the United States will not automatically lead to FDA approval.  In addition, regulatory approval in one country does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country may negatively impact the regulatory process in others.  Our product candidates, such as Tcelna, may not be approved for all indications that we request, which would limit uses and adversely impact our potential royalties and product sales.  Such approval may be subject to limitations on the indicated uses for which any potential product may be marketed or require costly, post-marketing follow-up studies.

If we fail to comply with applicable regulatory requirements in the United States and other countries, among other things, we may be subject to fines and other civil penalties, delays in approving or failure to approve a product, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions, interruption of manufacturing or clinical trials, injunctions and criminal prosecution, any of which would harm our business.

We may need to change our business practices to comply with health care fraud and abuse regulations, and our failure to comply with such laws could adversely affect our business, financial condition and results of operations.

If we are successful in achieving approval to market one or more of our product candidates, our operations will be directly, or indirectly through our customers, subject to various state and federal fraud and abuse laws, including, without limitation, the federal Anti-Kickback Statute and False Claims Act.  These laws may impact, among other things, our proposed sales, marketing, and education programs.

The federal Anti-Kickback Statute prohibits persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual, or the furnishing or arranging for a good or service, for which payment may be made under a federal healthcare program such as the Medicare and Medicaid programs.  Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the statute has been violated.  The Anti-Kickback Statute is broad and prohibits many arrangements and practices that are lawful in businesses outside of the healthcare industry.  Recognizing that the Anti-Kickback Statute is broad and may technically prohibit many innocuous or beneficial arrangements, Congress authorized the Department of Health and Human Services, Office of Inspector General, or OIG, to issue a series of regulations, known as the “safe harbors.” These safe harbors set forth provisions that, if all their applicable requirements are met, will assure healthcare providers and other parties that they will not be prosecuted under the Anti-Kickback Statute.  The failure of a transaction or arrangement to fit precisely within one or more safe harbors does not necessarily mean that it is illegal or that prosecution will be pursued.  However, conduct and business arrangements that do not fully satisfy each applicable safe harbor may result in increased scrutiny by government enforcement authorities such as the OIG.  Penalties for violations of the federal Anti-Kickback Statute include criminal penalties and civil sanctions such as fines, imprisonment and possible exclusion from Medicare, Medicaid and other federal healthcare programs.  Many states have also adopted laws similar to the federal Anti-Kickback Statute, some of which apply to the referral of patients for healthcare items or services reimbursed by any source, not only the Medicare and Medicaid programs.

The federal False Claims Act prohibits persons from knowingly filing or causing to be filed a false claim to, or the knowing use of false statements to obtain payment from, the federal government.  Suits filed under the False Claims Act, known as “qui tam” actions, can be brought by any individual on behalf of the government and such individuals, sometimes known as “relators” or, more commonly, as “whistleblowers,” may share in any amounts paid by the entity to the government in fines or settlement.  The frequency of filing of qui tam actions has increased significantly in recent years, causing greater numbers of healthcare companies to have to defend a False Claims Act action.  When an entity is determined to have violated the federal False Claims Act, it may be required to pay up to three times the actual damages sustained by the government, plus civil penalties.  Various states have also enacted laws modeled after the federal False Claims Act.

In addition to the laws described above, the Health Insurance Portability and Accountability Act of 1996 created two new federal crimes: healthcare fraud and false statements relating to healthcare matters.  The healthcare fraud statute prohibits knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private payors.  A violation of this statute is a felony and may result in fines, imprisonment or exclusion from government sponsored programs.  The false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services.  A violation of this statute is a felony and may result in fines or imprisonment.

If our operations are found to be in violation of any of the laws described above and other applicable state and federal fraud and abuse laws, we may be subject to penalties, including civil and criminal penalties, damages, fines, exclusion from government healthcare programs, and the curtailment or restructuring of our operations.

If our competitors develop and market products that are more effective than our product candidates, they may reduce or eliminate our commercial opportunities.

Competition in the pharmaceutical industry, particularly the market for MS products, is intense, and we expect such competition to continue to increase.  We face competition from pharmaceutical and biotechnology companies, as well as numerous academic and research institutions and governmental agencies, in the United States and abroad.  Our competitors have products that have been approved or are in advanced development and may succeed in developing drugs that are more effective, safer and more affordable or more easily administered than ours, or that achieve patent protection or commercialization sooner than our products.  Our most significant competitors are fully integrated pharmaceutical companies and more established biotechnology companies.  These companies have significantly greater capital resources and expertise in research and development, manufacturing, testing, obtaining regulatory approvals, and marketing than we currently do.  However, smaller companies also may prove to be significant competitors, particularly through proprietary research discoveries and collaboration arrangements with large pharmaceutical and established biotechnology companies.  In addition to the competitors with existing products that have been approved, many of our competitors are further along in the process of product development and also operate large, company-funded research and development programs.  As a result, our competitors may develop more competitive or affordable products, or achieve earlier patent protection or further product commercialization than we are able to achieve.  Competitive products may render any products or product candidates that we develop obsolete.

Our competitors may also develop alternative therapies that could further limit the market for any products that we may develop.

Rapid technological change could make our products obsolete.

Biopharmaceutical technologies have undergone rapid and significant change, and we expect that they will continue to do so.  As a result, there is significant risk that our product candidates, such as Tcelna, may be rendered obsolete or uneconomical by new discoveries before we recover any expenses incurred in connection with their development.  If our product candidates, such as Tcelna, are rendered obsolete by advancements in biopharmaceutical technologies, our future prospects will suffer.

Consumers may sue us for product liability, which could result in substantial liabilities that exceed our available resources and damage our reputation.

Developing and commercializing drug products entails significant product liability risks.  Liability claims may arise from our and our collaborators’ use of products in clinical trials and the commercial sale of those products.

In the event that any of our product candidates becomes an approved product and is commercialized, consumers may make product liability claims directly against us and/or our collaborators, and our collaborators or others selling these products may seek contribution from us if they incur any loss or expenses related to such claims.  We have insurance that covers clinical trial activities.  We believe our current insurance coverage is reasonably adequate at this time.  However, we will need to increase and expand this coverage as we commence additional clinical trials, as well as larger scale trials, and if any product candidate is approved for commercial sale.  This insurance may be prohibitively expensive or may not fully cover our potential liabilities.  Our inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or inhibit the regulatory approval or commercialization of products that we or one of our collaborators develop.  Product liability claims could have a material adverse effect on our business and results of operations.  Liability from such claims could exceed our total assets if we do not prevail in any lawsuit brought by a third party alleging that an injury was caused by one or more of our products.

Health care reform measures could adversely affect our business.

The business and financial condition of pharmaceutical and biotechnology companies are affected by the efforts of governmental and third-party payors to contain or reduce the costs of health care.  In the United States and in foreign jurisdictions, there have been, and we expect that there will continue to be, a number of legislative and regulatory proposals aimed at changing the health care system.  For example, in some countries other than the United States, pricing of prescription drugs is subject to government control, and we expect proposals to implement similar controls in the United States to continue.  Another example of reform that could affect our business is drug reimportation into the United States (i.e., the reimportation of approved drugs originally manufactured in the United States back into the United States from other countries where the drugs were sold at lower prices).  Initiatives in this regard could decrease the price we or any potential collaborators receive for our product candidates if they are ever approved for sale, adversely affecting our future revenue growth and potential profitability.  Moreover, the pendency or approval of such proposals could result in a decrease in our stock price or adversely affect our ability to raise capital or to obtain strategic partnerships or licenses.

Risks Related to Our Securities and This Offering

There is currently a limited market for our securities, and any trading market that exists in our securities may be highly illiquid and may not reflect the underlying value of our net assets or business prospects.

Although our common stock and Series E warrants are traded on the NASDAQ Capital Market, there is currently a limited market for our securities and there can be no assurance that an active market will ever develop.  Investors are cautioned not to rely on the possibility that an active trading market may develop.

Our stock may be delisted from NASDAQ, which could affect its market price and liquidity.

We are required to meet certain qualitative and financial tests (including a minimum stockholders’ equity requirement of $2.5 million and bid price for our common stock of $1.00 per share) to maintain the listing of our common stock on the NASDAQ Capital Market.  During portions of 2008 and 2009, our stockholders’ equity was below the continued listing standard requirement of $2.5 million and the bid price for our common stock was below $1.00 per share for periods of time, and our common stock was in jeopardy of being delisted.  During 2010, the trading price of our common stock was minimally above $1.00 per share for brief periods of time, and during 2011, the trading price of our common stock was minimally above and below $1.00 per share for periods of time.

Since the end of December 2011, our stock has continued to trade below the minimum bid price continued listing requirement, and our common stock is in jeopardy of being delisted.  In February 2012, we received a staff deficiency letter from NASDAQ indicating that our common stock failed to comply with the minimum bid price requirement because it traded below the $1.00 minimum closing bid price for 30 consecutive trading days.  The notice further stated that we would be provided a period of 180 calendar days to regain compliance.  In August 2012, we requested an additional 180-day grace period to regain compliance with NASDAQ’s minimum bid price requirement because our stock has continued to trade below the $1.00 minimum closing bid price subsequent to receiving the NASDAQ staff deficiency letter.  NASDAQ granted our extension request and we now have until February 4, 2013 to achieve compliance with this listing standard (i.e., by our common stock maintaining a closing bid price of $1.00 per share or more for a minimum of 10 consecutive business days during the additional grace period, or such longer period of time as the NASDAQ staff may require).  At the November 15, 2012 annual meeting of shareholders, our shareholders approved a proposal to implement a reverse stock split of the common stock, as determined by the Board of Directors in its discretion, at a ratio of not less than 1-for-2 and not more than 1-for-4.  We intend to cure the minimum bid price deficiency by effecting a reverse stock split before the end of the grace period, if necessary.

On November 26, 2012, we received a letter from NASDAQ notifying us that the stockholders’ equity of $2,339,285 as reported in our Quarterly Report on Form 10-Q for the period ended September 30, 2012 was below the minimum stockholders’ equity of $2,500,000 required for continued listing on NASDAQ.  We have been provided 45 calendar days, or until January 10, 2013, to submit a plan to regain compliance with the minimum stockholders’ equity standard.  If our plan to regain compliance is accepted, NASDAQ may grant an extension of up to 180 calendar days from the date of the notification letter, or until May 25, 2013, to evidence compliance with the minimum stockholders’ equity standard.

While we are exercising diligent efforts to maintain the listing of our common stock on NASDAQ, and intend to timely provide NASDAQ with our plan to regain compliance with the minimum stockholders’ equity standard, there can be no assurance that the plan will be accepted or that if it is we will be able to regain compliance.  If our plan to regain compliance is not accepted or if it is and we do not regain compliance by May 25, 2013, or if we fail to satisfy another NASDAQ requirement for continued listing, NASDAQ staff could provide notice that our common stock will become subject to delisting.  In such event, NASDAQ rules permit us to appeal the decision to reject its proposed compliance plan or any delisting determination to a NASDAQ Hearings Panel.

It is also possible that we could fail to satisfy another NASDAQ requirement for continued listing of our stock, such as market value or number of publicly held shares or number of shareholders, or a corporate governance requirement.  We may receive additional future notices from NASDAQ that we have failed to meet its requirements, and proceedings to delist our stock could be commenced.  If we are unable to regain compliance in a timely manner or if we do not meet the other listing standards and our common stock is delisted, it could be more difficult to buy or sell our common stock and obtain accurate quotations, and the price of our stock could suffer a material decline.  Delisting may also impair our ability to raise capital.

As our share price is volatile, and you may not be able to resell our shares at a profit or at all.

The market prices for securities of biopharmaceutical and biotechnology companies, and early-stage drug discovery and development companies like us in particular, have historically been highly volatile and may continue to be highly volatile in the future.  The following factors, in addition to other risk factors described in this section, may have a significant impact on the market price of our common stock:

•	the development status of any drug candidates, such as Tcelna, including clinical study results and determinations by regulatory authorities with respect thereto;

•	the initiation, termination, or reduction in the scope of any collaboration arrangements or any disputes or developments regarding such collaborations;

•	announcements of technological innovations, new commercial products or other material events by our competitors or us;

•	disputes or other developments concerning our proprietary rights;

•	changes in, or failure to meet, securities analysts’ or investors’ expectations of our financial performance;

•	additions or departures of key personnel;

•	discussions of our business, products, financial performance, prospects or stock price by the financial and scientific press and online investor communities;

•	public concern as to, and legislative action with respect to, the pricing and availability of prescription drugs or the safety of drugs and drug delivery techniques;

•	regulatory developments in the United States and in foreign countries; or

•
dilutive effects of sales of shares of common stock by us or our shareholders, including Lincoln Park pursuant to this prospectus supplement, and sales of common stock acquired upon exercise or conversion by the holders of warrants, options or convertible notes.

Broad market and industry factors, as well as economic and political factors, also may materially adversely affect the market price of our common stock.

We may be or become the target of securities litigation, which is costly and time-consuming to defend.

In the past, following periods of market volatility in the price of a company’s securities or the reporting of unfavorable news, security holders have often instituted class action litigation.  If the market value of our securities experience adverse fluctuations and we become involved in this type of litigation, regardless of the outcome, we could incur substantial legal costs and our management’s attention could be diverted from the operation of our business, causing our business to suffer.

Our “blank check” preferred stock could be issued to prevent a business combination not desired by management or our current majority stockholders.

Our articles of incorporation authorize the issuance of “blank check” preferred stock with such designations, rights and preferences as may be determined by our Board of Directors without stockholder approval.  Our preferred stock could be utilized as a method of discouraging, delaying, or preventing a change in our control and as a method of preventing stockholders from receiving a premium for their shares in connection with a change of control.

Future sales of our common stock in the public market could lower our stock price.

During 2011, we sold (i) an aggregate of 384,759 shares of common stock in January pursuant to an “at the market” continuous offering program and (ii) an aggregate of 4,146,500 shares of our common stock, and warrants to acquire another 1,658,600 shares, in a public offering in February.  In November 2012, we sold 300,000 shares to Lincoln Park pursuant to the $1,500,000 Purchase Agreement and issued an additional 229,959 shares as Initial Commitment Shares and Additional Commitment Shares.  Sales of a substantial number of additional shares of our common stock in the public market could cause the market price of our common stock to decline.  An aggregate of 23,578,447 shares of common stock were outstanding as of December 7, 2012.  As of such date, excluding the impact of the antidilution adjustments described below, another (i) 3,275,222 shares were issuable upon exercise of outstanding options, (ii) 12,401,639 shares of common stock were issuable upon the exercise of outstanding warrants (provided, however, that the warrants issued to the purchasers of the outstanding 12% convertible promissory notes to acquire up to 3,829,689 shares of common stock in the aggregate at an exercise price of $1.25 per share include antidilution provisions whereby if shares are sold to Lincoln Park pursuant to the $1,500,000 Purchase Agreement at a per share price of (i) less than $1.25, then the exercise price will be reset to such lower per share price, subject to a floor of $0.64, which was triggered when we commenced sales to Lincoln Park on November 8, 2012 at a per share price of $0.50, and (ii) less than $0.64, then the number of shares issuable pursuant to such warrants will increase by a factor equal to $0.64 divided by such lower price, subject to a cap on the amount of any such increase of 50% (or an additional 1,914,841 shares of common stock in the aggregate), which was also triggered when we commenced sales to Lincoln Park on November 8, 2012 at a per share price of $0.50, with the lowest priced sale to Lincoln Park as of the date of this prospectus supplement having been at $0.465 per share (see the cover of this prospectus supplement for the last reported sale price of our common stock as of the date of this prospectus supplement)), and (iii) 5,106,250 shares were issuable if all outstanding 12% convertible secured promissory notes were converted to Series A convertible preferred stock which was then ultimately converted into common stock (provided, however, that as a result of the antidilution provisions of the Series A convertible preferred stock, this amount of shares will increase by up to 126,725 shares, to a total of up to 5,232,975 shares of common stock, if, as of December 31, 2012, we have not entered into an agreement with a partner or potential partner pursuant to which we receive at least $5,000,000 for use in the clinical development of Tcelna or in return for license rights to Tcelna.

A substantial majority of the outstanding shares of our common stock are freely tradable without restriction or further registration under the Securities Act of 1933.  We may sell additional shares of common stock, as well as securities convertible into or exercisable for common stock, in subsequent public or private offerings.  We may also issue additional shares of common stock, as well as securities convertible into or exercisable for common stock, to finance future acquisitions.  Among other requirements, we will need to raise significant additional capital, or secure a partnering arrangement, in order to continue and complete the Phase IIb clinical study of Tcelna in SPMS, and this may require us to issue a substantial amount of securities (including common stock as well as securities convertible into or exercisable for common stock).  We cannot predict the size of future issuances of our common stock, as well as securities convertible into or exercisable for common stock, or the effect, if any, that future issuances and sales of our securities will have on the market price of our common stock.  Sales of substantial amounts of our common stock, as well as securities convertible into or exercisable for common stock, including shares issued in connection with an acquisition or securing funds to complete our clinical trial plans, or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock.

The sale or issuance of our common stock to Lincoln Park may cause dilution and the sale of the shares of common stock acquired by Lincoln Park, or the perception that such sales may occur, could cause the price of our common stock to fall.

Under our purchase agreements with Lincoln Park, we may direct Lincoln Park to purchase up to $1,500,000 of shares of common stock subject to certain limitations over a 30-month period, and, upon effectiveness of a registration statement for resale of the underlying shares and subject to other conditions, we may also direct Lincoln Park to purchase up to $15,000,000 of our shares of common stock over a 30-month period.  We have sold an aggregate of 300,000 shares under the $1,500,000 Purchase Agreement as of the date of this prospectus supplement.  Additionally, we issued Lincoln Park 226,027 shares of common stock as Initial Commitment Shares and have issued an aggregate of 3,932 Additional Commitment Shares as of the date of this prospectus supplement, and may in the future issue up to an additional 448,123 shares of common stock as Additional Commitment Shares, as a fee for its commitment to purchase the shares under the purchase agreements.  The number of shares ultimately offered for sale by Lincoln Park under this prospectus supplement is dependent upon the number of shares purchased by Lincoln Park under the $1,500,000 Purchase Agreement.  Depending on market liquidity at the time, sales of shares we issue to Lincoln Park may cause the trading price of our common stock to decline.

Subject to certain conditions, we generally have the right to control the timing and amount of any sales of our shares to Lincoln Park, except that, pursuant to the terms of our agreements with Lincoln Park, we would be unable to sell shares to Lincoln Park if and when the market price of our common stock is below $0.45 per share, subject to adjustment, or if Lincoln Park would own more than 4.99% of our common stock.  The purchase price for the shares that we may sell to Lincoln Park will fluctuate based on the price of our common stock and other factors determined by us.  As such, Lincoln Park may ultimately purchase all, some or none of the shares of our common stock offered pursuant to this prospectus supplement (aside from the shares it has acquired prior to the date of this prospectus supplement) and, after it has acquired shares, Lincoln Park may sell all, some or none of those shares.  Therefore, sales to Lincoln Park by us pursuant to either or both of the purchase agreements could result in substantial dilution to the interests of other holders of our common stock.  Additionally, the sale of a substantial number of shares of our common stock to Lincoln Park, or the anticipation of such sales, could cause the trading price of our common stock to decline and could make it more difficult for us to sell equity or equity-related securities in the future.

We presently do not intend to pay cash dividends on our common stock.

We currently anticipate that no cash dividends will be paid on the common stock in the foreseeable future.  While our dividend policy will be based on the operating results and capital needs of the business, it is anticipated that all earnings, if any, will be retained to finance the future expansion of our business.

Our stockholders may experience substantial dilution in the value of their investment if we issue additional shares of our capital stock.

Our charter allows us to issue up to 100,000,000 shares of our common stock and to issue and designate the rights of, without stockholder approval, up to 10,000,000 shares of preferred stock.  In connection with the July 25, 2012 convertible note financing, 80,000 shares of preferred stock were designated as non-voting Series A convertible preferred stock.  In order to raise additional capital, we may in the future offer additional shares of our common stock or other securities convertible into or exchangeable for our common stock at prices that may not be the same as the price per share in this offering and dilution to our stockholders could result.  We may sell shares or other securities in any other offering at a price per share that is less than the price per share paid by investors in this offering, and investors purchasing shares or other securities in the future could have rights superior to existing stockholders.  The price per share at which we sell additional shares of our common stock, or securities convertible or exchangeable into common stock, in future transactions may be higher or lower than the price per share paid by investors in this offering.

We may issue debt and equity securities or securities convertible into equity securities, any of which may be senior to our common stock as to distributions and in liquidation, which could negatively affect the value of our common stock.

In the future, we may attempt to increase our capital resources by entering into debt or debt-like financing that is unsecured or secured by up to all of our assets, or by issuing additional debt or equity securities, which could include issuances of secured or unsecured commercial paper, medium-term notes, senior notes, subordinated notes, guarantees, preferred stock, hybrid securities, or securities convertible into or exchangeable for equity securities.  In the event of our liquidation, our lenders and holders of our debt and preferred securities would receive distributions of our available assets before distributions to the holders of our common stock.  Because our decision to incur debt and issue securities in future offerings may be influenced by market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings or debt financings.  Further, market conditions could require us to accept less favorable terms for the issuance of our securities in the future.

For example, on July 25, 2012, we closed a private offering consisting of convertible secured notes and warrants to purchase common stock which generated approximately $4.1 million in gross proceeds.  The notes mature on July 25, 2014 and accrue interest at the rate of 12% per annum, compounded annually, payable in either cash or registered shares of common stock.  The notes are secured by substantially all of our tangible and intangible assets, and $1.0 million of the proceeds from the note offering is being held in a controlled account as part of the security interest granted to the noteholders.  The notes are convertible into a new class of non-voting Series A convertible preferred stock at a conversion price of $100.00, subject to certain limitations and adjustments.  The Series A convertible preferred stock accrues cumulative dividends at the rate of 8% per annum, payable in either cash or registered shares of common stock, and carries a $100.00 per share liquidation preference.  The Series A convertible preferred stock is convertible into common stock at a conversion price of $0.80, subject to certain limitations and adjustments.  Although up to 5,106,250 shares of common stock were initially issuable if all 12% convertible secured promissory notes outstanding were converted to Series A convertible preferred stock and such stock was then converted into common stock, this amount of shares will increase by up to 126,725 shares, to a total of up to 5,232,975 shares of common stock, if, as of December 31, 2012, we have not entered into an agreement with a partner or potential partner pursuant to which we receive at least $5,000,000 for use in the clinical development of Tcelna or in return for license rights to Tcelna.  In addition, the five-year warrants issued to the purchasers of the 12% convertible secured promissory notes to acquire up to 3,829,689 shares of common stock in the aggregate at an exercise price of $1.25 per share include antidilution provisions whereby if shares are sold to Lincoln Park pursuant to the $1,500,000 Purchase Agreement or the $15,000,000 Purchase Agreement at a per share price of (i) less than $1.25, then the exercise price will be reset to such lower per share price, subject to a floor of $0.64, which was triggered when we commenced sales to Lincoln Park on November 8, 2012 at a per share price of $0.50, and (ii) less than $0.64, then the number of shares issuable pursuant to such warrants will increase by a factor equal to $0.64 divided by such lower price, subject to a cap on the amount of any such increase of 50% (or an additional 1,914,841 shares of common stock in the aggregate), which was also triggered when we commenced sales to Lincoln Park on November 8, 2012 at a per share price of $0.50, with the lowest priced sale to Lincoln Park as of the date of this prospectus supplement having been at $.0465 per share.  See the cover of this prospectus supplement for the last reported sale price of our common stock as of the date of this prospectus supplement.

Our management has significant flexibility in using the net proceeds of this offering.

In addition to general corporate purposes (including working capital and operational purposes), we currently intend to use the net proceeds from the sale of the common stock offered by this prospectus supplement and the accompanying prospectus to continue the Phase IIb clinical study of Tcelna in SPMS.  The Phase IIb clinical study in North America of Tcelna is expected to involve 180 patients and take approximately three years to complete.  The costs of the study, as well as the ongoing expenses of our operations through the expected completion date of the study, are estimated at approximately $35 million.  Our existing resources are not adequate to permit us to proceed materially beyond the initiation of the study (i.e., the dosing of the first patients) or to complete such study or any significant portion of it.  We will need to secure significant additional resources to complete the trial and support our operations during the pendency of the trial.

Depending on future developments and circumstances, we may use some of our available cash for other purposes.  Notwithstanding our current intention to use our available cash for further clinical studies of Tcelna, our management will have significant flexibility in using our current available cash.  The actual amounts and timing of expenditures will vary significantly depending on a number of factors, including the amount and timing of cash used in our operations and our research and development efforts.  Management’s failure to use these funds effectively would have an adverse effect on the value of our common stock and could make it more difficult and costly to raise funds in the future.

You may experience immediate dilution in the book value per share of the common stock you purchase.

Because the price per share of our common stock being offered may be substantially higher than the net tangible book value per share of our common stock, you may suffer substantial dilution in the net tangible book value of the common stock you purchase in this offering.  If you purchase shares of common stock in this offering at the current market value, you may suffer immediate and substantial dilution in the net tangible book value of the common stock.  See “Dilution” in this prospectus supplement for a more detailed discussion of the dilution which may incur in connection with this offering.

FORWARD-LOOKING STATEMENTS

When used in this prospectus supplement, the accompanying prospectus and the documents incorporated by referenced in this prospectus supplement, the words “expects,” “believes,” “hopes,” “anticipates,” “estimates,” “may,” “could,” “intends,” “exploring,” “evaluating,” “progressing,” “proceeding” and similar expressions are intended to identify forward-looking statements.  These forward-looking statements include statements in this prospectus supplement under the headings “Our Company” and “Risk Factors.”  These forward-looking statements do not constitute guarantees of future performance.  Investors are cautioned that statements which are not strictly historical statements, including, without limitation, statements regarding current or future financial payments, costs, returns, royalties, performance and position, plans and objectives for future operations, plans and objectives for product development, plans and objectives for present and future clinical trials and results of such trials, plans and objectives for regulatory approval, litigation, intellectual property, product development, manufacturing plans and performance, management’s initiatives and strategies, and the development of the Company’s product candidate, Tcelna, constitute forward-looking statements.  Such forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated.  These risks and uncertainties include, but are not limited to, those risks discussed in “Risk Factors,” as well as, without limitation, risks associated with:  market conditions, our capital position, the rights and preferences provided to the Series A convertible preferred stock and investors in the convertible secured notes issued by the Company in July 2012 (including a secured interest in all of our assets), our ability to enter into and benefit from a partnering arrangement for our product candidate, Tcelna, on reasonably satisfactory terms (if at all), our dependence (if partnered) on the resources and abilities of any partner for the further development of Tcelna, our ability to compete with larger, better financed pharmaceutical and biotechnology companies, new approaches to the treatment of our targeted diseases, our expectation of incurring continued losses, our uncertainty of developing a marketable product, our ability to raise additional capital to undertake, continue and complete our development program (including to undertake and complete any ongoing or further clinical studies for Tcelna), the success of our clinical trials, the efficacy of Tcelna for any particular indication, such as for RRMS or SPMS, our ability to develop and commercialize products, our ability to obtain required regulatory approvals, our compliance with all Food and Drug Administration regulations, our ability to obtain, maintain and protect intellectual property rights (including for Tcelna), the risk of litigation regarding our intellectual property rights or the rights of third parties, the success of third party development and commercialization efforts with respect to products covered by intellectual property rights that we may license or transfer, our limited manufacturing capabilities, our dependence on third-party manufacturers, our ability to hire and retain skilled personnel, our volatile stock price, and other risks detailed in our filings with the Securities and Exchange Commission.  These forward-looking statements speak only as of the date made.  We assume no obligation or undertaking to update any forward-looking statements to reflect any changes in expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.  You should, however, review additional disclosures we make in our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K filed with the SEC.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of the securities offered pursuant to this prospectus supplement and the accompanying prospectus will be up to $1,500,000 (less proceeds of $143,500 received for the 300,000 shares sold to date), over the remaining portion of the 30-month period assuming that we sell all of the shares offered and excluding the cost of the shares issued to Lincoln Park for its commitment.  However, there can be no assurance we will sell any or all of the shares offered hereby.  Because there is no minimum offering amount required, we may sell less than all of the shares offered hereby, which may significantly reduce the amount of proceeds received by us.

We currently intend to use the net proceeds from the sale of the common stock offered by this prospectus supplement and the accompanying prospectus for general corporate purposes, including activities related to further clinical development of Tcelna and the Phase IIb study in patients with SPMS, and for other working capital and operational purposes.  General corporate purposes may include additions to working capital, financing of capital expenditures, repayment or redemption of existing indebtedness, and future acquisitions and strategic investment opportunities, although we have no current commitments for any such acquisition or investment.  Our management will retain broad discretion as to the allocation of the net proceeds from this offering.

The Phase IIb clinical study in North America of Tcelna is expected to involve 180 patients and take approximately three years to complete.  The costs of the study, as well as the ongoing expenses of our operations through the expected completion date of the study, are estimated at approximately $35 million.  Our existing resources are not adequate to permit us to proceed materially beyond the initiation of the study (i.e., the dosing of the first patients) or to complete such study or any significant portion of it.  We will need to secure significant additional resources to complete the trial and support our operations during the pendency of the trial.

As of September 30, 2012, we had cash and cash equivalents of $2,237,618.  During July 2012, we closed a private offering consisting of convertible secured notes and warrants to purchase common stock which generated approximately $4.1 million in gross proceeds (of which $1.0 million is held in a controlled account).  Our burn rate during the nine months ended September 30, 2012, inclusive of the cost of preparations to commence the Phase IIb clinical study, was approximately $885,000 per month.  We will need to raise additional capital to fund our current business plan and support our clinical trial operations.  Based on our current burn rate in conjunction with our expanded clinical trial activities, we believe we have sufficient liquidity to support operations through December 2012.  If we are unable to obtain additional funding for operations in the immediate future, we will be forced to suspend or terminate our current ongoing clinical trial for Tcelna, which may require us to modify our current business plan and curtail various aspects of our operations, as well as implement significant cost-reduction measures or potentially cease operations.

Given our need for substantial amounts of capital to continue and complete the Phase IIb clinical study for Tcelna in SPMS, we intend to continue to explore potential opportunities and alternatives to obtain the significant additional resources that will be necessary to continue and complete the Phase IIb study and to support our operations during the pendency of such study.  In addition to one or more additional financings, these opportunities and alternatives may include a partnering arrangement with a large biotech or pharmaceutical company.  There can be no assurance that any such financings or partnering arrangement can be consummated on acceptable terms, if at all.

Until we use the net proceeds of this offering, we intend to invest the funds in short-term, interest bearing investments.

DESCRIPTION OF SECURITIES WE ARE OFFERING

In this offering, we are offering a maximum of $1,695,000 in aggregate value of shares of our common stock, of which (i) 226,027 Initial Commitment Shares were issued to Lincoln Park on November 5, 2012 as consideration for its commitment to purchase our common stock pursuant to the $1,500,000 Purchase Agreement, (ii) up to 41,096 shares may be issued to Lincoln Park on a pro rata basis, as Additional Commitment Shares, as up to $1,500,000 of common stock is purchased by Lincoln Park, and (iii) up to $1,500,000 of shares of our common stock, subject to certain limitations, may be sold to Lincoln Park from time to time and at our discretion over a 30-month period commencing on the date of the $1,500,000 Purchase Agreement as follows: (a) in Regular Purchases at the Regular Purchase Price (as described in “Recent Developments”); provided that in no event will such shares be sold under a Regular Purchase to Lincoln Park on a day our closing price is less than $0.45 per share or if Lincoln Park would own more than 4.99% of our common stock; and (b) in Accelerated Purchases at the Accelerated Purchase Price (as described in “Recent Developments”); provided a Regular Purchase has occurred on the preceding day and the closing price of our common stock is not less than $0.75 on such preceding day.  As of the date of this prospectus supplement, we have sold 300,000 shares to Lincoln Park under the $1,500,000 Purchase Agreement and issued 226,027 Initial Commitment Shares and 3,932 Additional Commitment Shares.

The material terms and provisions of our common stock are described under the caption “Description of Common Stock” in the accompanying prospectus.  As of December 7, 2012, 23,578,447 shares of our common stock were outstanding.

DILUTION

Our net tangible book value as of September 30, 2012 was approximately $2,339,285 or $0.10 per share, based on 23,048,488 shares of our common stock outstanding on that date.  Net tangible book value per share is determined by dividing our total tangible assets (total assets less intangible assets), less total liabilities, by the number of shares of our common stock outstanding.

After giving effect to our assumed sale of 3,333,333 shares of our common stock in this offering at an assumed public offering price of $0.45 per share (the minimum floor price at which sales may be made), not including the shares to be issued to Lincoln Park as a fee for its commitment to purchase shares of our common stock, our as adjusted net tangible book value as of September 30, 2012 would have been approximately $3,839,285, or $0.15 per share of common stock.  This represents an immediate increase in net tangible book value of $0.04 per share to existing shareholders and immediate dilution in net tangible book value of $0.30 per share to new investors participating in this offering at the assumed offering price.  The following table illustrates this dilution on a per share basis:

Public offering price per share (assumed)		$0.45
Net tangible book value per share as of September 30, 2012, before this offering	$0.10
Increase in pro forma net tangible book value per share attributable to new investors	$0.05
Net tangible book value per share as of September 30, 2012, after giving effect to this offering		$0.15
Dilution per share to new investors		$0.30

Subsequent to September 30, 2012, we sold 300,000 shares to Lincoln Park under the $1,500,000 Purchase Agreement and issued to Lincoln Park 226,027 Initial Commitment Shares and 3,932 Additional Commitment Shares.

The number of shares of common stock outstanding as of December 7, 2012, which was 23,578,447 shares, excludes:

•	3,275,222 shares of common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $1.39 per share;

•
12,401,639 shares of common stock issuable upon the exercise of outstanding warrants at a weighted average exercise price of $1.72 per share; provided, however, that the warrants issued to the purchasers of the outstanding 12% convertible promissory notes to acquire up to 3,829,689 shares of common stock in the aggregate at an exercise price of $1.25 per share include antidilution provisions whereby if shares are sold pursuant to the $1,500,000 Purchase Agreement at a per share price of (i) less than $1.25, then the exercise price will be reset to such lower per share price, subject to a floor of $0.64, which was triggered when we commenced sales to Lincoln Park on November 8, 2012 at a per share price of $.050, and (ii) less than $0.64, then the number of shares issuable pursuant to such warrants will increase by a factor equal to $0.64 divided by such lower price, subject to a cap on the amount of any such increase of 50% (or an additional 1,914,841 shares of common stock in the aggregate), which was also triggered when we commenced sales to Lincoln Park on November 8, 2012 at a per share price of $0.50, with the lowest priced sale to Lincoln Park as of the date of this prospectus supplement having been at $.0465 per share (see the cover of this prospectus supplement for the last reported sale price of our common stock as of the date of this prospectus supplement);

•
5,106,250 shares of common stock issuable if all 12% convertible secured promissory notes outstanding were converted to Series A convertible preferred stock which was then ultimately converted into common stock; provided, however, that as a result of the antidilution provisions of the Series A convertible preferred stock, this amount of shares will increase by up to 126,725 shares, to a total of up to 5,232,975 shares of common stock, if, as of December 31, 2012, we have not entered into an agreement with a partner or potential partner pursuant to which we receive at least $5,000,000 for use in the clinical development of Tcelna or in return for license rights to Tcelna (see the cover of this prospectus supplement for the last reported sale price of our common stock as of the date of this prospectus supplement);

•	1,277,658 shares of common stock available for future grants under our equity compensation plan; and

•
37,164 shares of common stock that we may issue to Lincoln Park on a pro rata basis as Additional Commitment Shares pursuant to the $1,500,000 Purchase Agreement, as described above in “Recent Developments.”

PLAN OF DISTRIBUTION

Pursuant to General Instruction I.B.6. of Form S-3, we are permitted to utilize the registration statement of which this prospectus supplement and prospectus forms a part to sell a maximum amount of securities equal to one-third of the aggregate market value of the outstanding voting and non-voting common equity held by our non-affiliates in any 12-month period.   We may, from time to time, offer the securities registered hereby up to an amount which, when considered with other sales made pursuant to General Instruction I.B.6. of  Form S-3 within the then preceding 12-month period, would represent this maximum amount.

Pursuant to this prospectus supplement and the accompanying prospectus, we are offering up to $1,695,000 in shares of our common stock that will be issued by us directly to Lincoln Park Capital Fund, LLC under the $1,500,000 Purchase Agreement.  This prospectus supplement and the accompanying prospectus also cover the resale of these shares by Lincoln Park to the public.  As of the date of this prospectus supplement, we have sold 300,000 shares to Lincoln Park under the $1,500,000 Purchase Agreement and issued 226,027 Initial Commitment Shares and 3,932 Additional Commitment Shares.

 Under the terms of the $1,500,000 Purchase Agreement, for a 30-month period commencing November 5, 2012, we may, from time to time and at our sole discretion so long as at least one business day has passed since the most recent purchase, direct Lincoln Park to purchase up to an aggregate amount of $1,500,000 in shares of our common stock, subject to certain limitations, at the Regular Purchase Price or Accelerated Purchase Price as described in this prospectus supplement (see “Recent Developments”).

We may direct Lincoln Park to purchase up to 100,000 shares of common stock in a Regular Purchase at the Regular Purchase Price, which amounts may be increased under certain circumstances to 300,000 shares of our common stock.  In addition, we may direct Lincoln Park to purchase additional amounts as Accelerated Purchases if on the date of a Regular Purchase the closing sale price of our common stock equals or exceeds $0.75.  In such an event, we may direct Lincoln Park to purchase on the following day, as an Accelerated Purchase and at the Accelerated Purchase Price, up to the lesser of (i) two times the number of shares for a Regular Purchase or (ii) up to 30% of the following day’s volume.

There is no upper limit on the price per share that Lincoln Park must pay for our common stock under the $1,500,000 Purchase Agreement, but in no event will shares be sold to Lincoln Park under a Regular Purchase on a day our closing price is less than the floor price of $0.45 per share.  The Regular Purchase Price and the Accelerated Purchase Price will be equitably adjusted for any reorganization, recapitalization, non-cash dividend, stock split, or other similar transaction occurring during the business days used to compute the Regular Purchase Price or Accelerated Purchase Price.  Effective upon any such adjustment, the floor price for future purchases will thereafter be the lower of (i) the adjusted price and (ii) $1.00.

The purchase price per share for a Regular Purchase (i.e., the Regular Purchase Price) is the lower of:

•	the lowest sale price for the common stock on the purchase date; or

•	the arithmetic average of the three lowest closing sale prices for the common stock during the 12 consecutive business days immediately preceding the purchase date.

The purchase price per share for an Accelerated Purchase (i.e., the Accelerated Purchase Price) is the lower of:

•
95% of the volume weighted average price during (i) the entire trading day on the purchase date, if the volume of shares of our common stock traded on the purchase date has not exceeded a volume maximum calculated in accordance with the $1,500,000 Purchase Agreement, or (ii) the portion of the trading day of the purchase date (calculated starting at the beginning of normal trading hours) until such time at which the volume of shares of our common stock traded has exceeded such volume maximum; or

•	The closing sale price of our common stock on the purchase date.

The $1,500,000 Purchase Agreement limits our sales of shares of common stock to Lincoln Park to the lesser of  the following (such lesser number referred to as the Maximum Share Cap):  (i) the maximum number of shares of our common stock that we may issue without breaching our obligations under applicable rules of the NASDAQ Capital Market (approximately 4,607,392 shares, or 19.99% of our total outstanding common stock as of the date of the $1,500,000 Purchase Agreement) or obtaining shareholder approval under such rules, unless the average price of all applicable sales of common stock exceed a "Base Price" (or $0.7739, representing our closing consolidated bid price on November 2, 2012 plus an incremental amount to account for the issuance of commitment shares) such that the sales to Lincoln Park are considered to be at least "at market" under applicable NASDAQ rules, and (ii) the maximum number of shares of our common stock that we may issue without exceeding the limitations set forth in General Instruction I.B.6 of Form S-3 and the interpretive guidance of the SEC applicable to these transactions, which is approximately $5,100,530 of shares as of the date of this prospectus supplement.

The $1,500,000 Purchase Agreement also prohibits us from directing Lincoln Park to purchase any shares of common stock if those shares, when aggregated with all other shares of our common stock then beneficially owned by Lincoln Park and its affiliates, would result in Lincoln Park and its affiliates having beneficial ownership, at any single point in time, of more than 4.99% of the then total outstanding shares of our common stock (currently, approximately 1,178,922 shares), as calculated pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and Rule 13d-3 thereunder.

As of October 18, 2012, the aggregate market value of our outstanding common stock held by non-affiliates was approximately $16,238,376, based on 23,048,488 shares of outstanding common stock, of which 19,802,897 shares were held by non-affiliates, and a per share price of $0.82 based on the closing sale price of our common stock on such date.  During the period of 12 calendar months immediately prior to, and including, the date of this prospectus supplement, we have sold an aggregate of $312,262 of shares of our common stock pursuant to General Instruction I.B.6. of Form S-3.  Accordingly, as of the date of this prospectus supplement, we are able sell a maximum of approximately $5,100,530 of shares of our common stock pursuant to General Instruction I.B.6. of Form S-3 and the interpretive guidance of the SEC applicable to these transactions.

It is anticipated that shares registered in this offering will be sold over the remaining period of up to a 30-month period commencing November 5, 2012.  The sale by Lincoln Park of a significant amount of shares registered in this offering at any given time could cause the market price of our common stock to decline and to be highly volatile.  Lincoln Park may ultimately purchase all, some or none of the shares of common stock offered hereby (aside from the shares it has acquired prior to the date of this prospectus supplement).  After it has acquired such shares, it may sell all, some or none of such shares. Therefore, sales by us to Lincoln Park of the shares registered in this offering may result in substantial dilution to the interests of other holders of our common stock.  However, we have the right to control the timing and amount of any sales of our shares to Lincoln Park.

The number of shares ultimately offered for sale by Lincoln Park under this prospectus supplement is dependent upon the number of shares purchased by Lincoln Park under the $1,500,000 Purchase Agreement.  The following table sets forth the amount of proceeds we would receive from Lincoln Park from the sale of shares that are registered in this offering at varying purchase prices (without accounting for certain fees and expenses):

Assumed Average Purchase Price	Number of Registered Shares to be Issued if Full Purchase (1)(4)	Percentage of Outstanding Shares After Giving Effect to the Issuance to Lincoln Park (2)	Proceeds from the Sale of Shares to Lincoln Park Under the $1,500,000 Purchase Agreement
$0.45(3)	3,333,333	12.51%	$1,500,000
$0.75	2,000,000	7.90%	$1,500,000
$1.25	1,200,000	4.89%	$1,500,000
$2.00	750,000	3.12%	$1,500,000
________________

(1) Excludes the 267,123 shares issued and issuable as commitment shares (both Initial Commitment Shares and Additional Commitment Shares).

(2)  The denominator is based on 23,048,488 shares outstanding as of November 5, 2012, adjusted to include the 267,123 shares issued and issuable as commitment shares (both Initial Commitment shares and Additional Commitment Shares), and the number of shares set forth in the adjacent column which we would have sold to Lincoln Park.  The numerator is based on the number of shares issuable under the $1,500,000 Purchase Agreement at the corresponding assumed purchase price set forth in the adjacent column.

(3)  Under the $1,500,000 Purchase Agreement, we may not sell and Lincoln Park may not purchase any shares in the event the purchase price of such shares is below $0.45.  See the cover of this prospectus supplement for the last reported sale price of our common stock as of the date of this prospectus supplement.

(4)  If we seek to issue shares, including shares from other transactions but not included in this offering that may be aggregated with this transaction under the applicable rules of the NASDAQ Capital Market, in excess of 4,607,392 or 19.99% of the total common stock outstanding as of the date of the $1,500,000 Purchase Agreement, we may be required to seek shareholder approval in order to be in compliance with the NASDAQ Capital Market rules.

Events of default under the $1,500,000 Purchase Agreement include the following:

•
the effectiveness of the registration statement, of which this prospectus supplement and accompanying prospectus are a part, lapses for any reason (including, without limitation, the issuance of a stop order), or this prospectus supplement and accompanying prospectus are unavailable for sale by us or the resale by Lincoln Park of our common stock offered hereby, and such lapse or unavailability continues for a period of ten consecutive business days or for more than an aggregate of thirty business days in any 365-day period;

•	suspension by our principal market of our common stock from trading for a period of three consecutive business days;

•
the de-listing of our common stock from the NASDAQ Capital Market, provided our common stock is not immediately thereafter trading on the New York Stock Exchange, NYSE MKT, the NASDAQ Global Market, the NASDAQ Global Select Market, the NYSE ARCA or the OTC Bulletin Board (or nationally recognized successor thereto);

•	the transfer agent’s failure for five business days to issue to Lincoln Park shares of our common stock which Lincoln Park is entitled to receive under the $1,500,000 Purchase Agreement;

•	any breach of the representations or warranties or covenants contained in the $1,500,000 Purchase Agreement or any related agreements which has a material adverse effect on us;

•	any participation in insolvency or bankruptcy proceedings by or against us;

•	our common stock is not eligible to be transferred electronically; or

•
if we reach the lesser of (i) the share limit to the extent applicable under the NASDAQ Capital Market rules, and we have not obtained any necessary shareholder approval and (ii) the registration limit of General Instruction I.B.6 of Form S-3 and the interpretive guidance of the SEC applicable to these transactions.

During an event of default, all of which are outside the control of Lincoln Park, shares of our common stock cannot be sold by us or purchased by Lincoln Park under the terms of the $1,500,000 Purchase Agreement.

We may suspend the sale of shares to Lincoln Park pursuant to this prospectus supplement for certain periods of time for certain reasons, including if this prospectus supplement is required to be supplemented or amended to include additional material information.

This offering will terminate on the date that all shares offered by this prospectus supplement have been sold or, if earlier, the expiration or termination of the $1,500,000 Purchase Agreement.  We have the right to terminate the $1,500,000 Purchase Agreement at any time, at no cost to us.  In the event of bankruptcy proceedings by or against us, the $1,500,000 Purchase Agreement will automatically terminate without action of any party.

Pursuant to the $1,500,000 Purchase Agreement, we issued to Lincoln Park, as consideration for its commitment to purchase our common stock under such agreement, 226,027 shares of our common stock (as Initial Commitment Shares).  We have sold 300,000 shares and issued 3,932 additional shares (as Additional Commitment Shares) as of the date of this prospectus supplement.  Another 37,164 Additional Commitment Shares remain for issuance to Lincoln Park, to the extent the balance of $1,356,500 in purchase amount as of the date of this prospectus supplement is issued under the $1,500,000 Purchase Agreement.  All of such shares are covered by this prospectus supplement.

As of the date of the $1,500,000 Purchase Agreement, Lincoln Park Capital Fund, LLC beneficially owned 136,000 shares of our common stock.  Josh Scheinfeld and Jonathan Cope, the managing members of Lincoln Park Capital, LLC, the manager of Lincoln Park Capital Fund, LLC, are deemed to be beneficial owners of all of the shares of common stock owned by Lincoln Park Capital Fund, LLC.  Messrs. Cope and Scheinfeld have shared voting and investment power over the shares being offered under this prospectus supplement.  Lincoln Park Capital, LLC is not a licensed broker dealer or an affiliate of a licensed broker dealer.

Lincoln Park is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act.  Lincoln Park has informed us that it will use an unaffiliated broker-dealer to effectuate all sales of the common stock that it may purchase from us pursuant to the $1,500,000 Purchase Agreement.  Such sales will be made on the NASDAQ Capital Market at prices and at terms then prevailing or at prices related to the then current market price.  Each such unaffiliated broker-dealer will be an underwriter within the meaning of Section 2(a)(11) of the Securities Act.  Lincoln Park has informed us that each such broker-dealer will receive commissions from Lincoln Park that will not exceed customary brokerage commissions. In compliance with the guidelines of the Financial Industry Regulatory Authority, Inc., or FINRA, the maximum consideration or discount to be received by any FINRA member or independent broker dealer may not exceed 8% of the aggregate amount of the securities offered pursuant to this prospectus supplement.

We know of no existing arrangements between Lincoln Park, any other shareholder, broker, dealer, underwriter, or agent relating to the sale or distribution of the shares offered by this prospectus supplement.  At the time a particular offer of shares is made, a prospectus supplement, if required, will be distributed that will set forth the names of any agents, underwriters, or dealers and any other required information.

We have entered into an agreement with Burrill LLC, a registered broker-dealer and FINRA member, pursuant to which Burrill LLC agreed to act as the advisor in connection with the $1,500,000 Purchase Agreement with Lincoln Park.  Burrill LLC will not receive any compensation in connection with its services.  We have agreed to reimburse Burrill LLC up to $2,500 for its expenses.

We will pay the expenses incident to the registration, offering, and sale of the shares to Lincoln Park.  We have paid to Lincoln Park $5,000 as reimbursement of its expenses in connection with entering into the $1,500,000 Purchase Agreement and the $15,000,000 Purchase Agreement, including its legal fees and due diligence expenses.

We have agreed to indemnify Lincoln Park and certain other persons against certain liabilities in connection with the offering of shares of common stock offered hereby, including liabilities arising under the Securities Act or, if such indemnity is unavailable, to contribute amounts required to be paid in respect of such liabilities.  Lincoln Park has agreed to indemnify us against liabilities under the Securities Act that may arise from certain written information furnished to us by Lincoln Park specifically for use in this prospectus supplement or, if such indemnity is unavailable, to contribute amounts required to be paid in respect of such liabilities.  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons, we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Lincoln Park represented to us that at no time prior to the $1,500,000 Purchase Agreement has Lincoln Park or its agents, representatives or affiliates engaged in or effected, in any manner whatsoever, directly or indirectly, any short sale (as such term is defined in Rule 200 of Regulation SHO of the Exchange Act) of our common stock or any hedging transaction, which establishes a net short position with respect to our common stock.  Lincoln Park agreed that during the term of the $1,500,000 Purchase Agreement, neither it, nor its agents, representatives or affiliates will not enter into or effect, directly or indirectly, any of the foregoing transactions.

We have advised Lincoln Park that it is required to comply with Regulation M promulgated under the Exchange Act, to the extent Regulation M is applicable to these transactions.  With certain exceptions, Regulation M precludes the selling shareholder, any affiliated purchasers, and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete.  Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security.  All of the foregoing may affect the marketability of the shares offered by this prospectus supplement.

This is a brief summary of the material provisions of the $1,500,000 Purchase Agreement and does not purport to be a complete statement of its terms and conditions.  The $1,500,000 Purchase Agreement has been included as an exhibit to our Current Report on Form 8-K filed with the SEC on November 5, 2012 and incorporated by reference into the registration statement of which this prospectus supplement forms a part.  See “Where You Can Find More Information” and “Incorporation of Certain Information by Reference.”

The transfer agent for our common stock is Continental Stock Transfer & Trust Company, New York, New York.

Our common stock is listed on the NASDAQ Capital Market under the symbol “OPXA.”

EXPERTS

The financial statements of Opexa as of December 31, 2011, and for the years ended December 31, 2011 and 2010, incorporated in this prospectus supplement by reference to our Annual Report on Form 10-K for the year ended December 31, 2011, have been audited by MaloneBailey, LLP, an independent registered public accounting firm, and are incorporated in reliance upon their report dated February 27, 2012, given upon such firm’s authority as experts in auditing and accounting.

LEGAL MATTERS

The validity of any securities offered by this prospectus supplement will be passed upon for us by Pillsbury Winthrop Shaw Pittman LLP, San Diego, California.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-3 with the SEC under the Securities Act of 1933.  This prospectus supplement and the accompanying prospectus is part of the registration statement but the registration statement includes and incorporates by reference additional information and exhibits.  We file annual, quarterly and current reports, proxy statements and other information with the SEC.  You may read and copy the registration statement and any document we file with the SEC at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.  The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding companies, such as ours, that file documents electronically with the SEC.  The website address is www.sec.gov.  The information on the SEC’s website is not part of this prospectus supplement, and any references to this website or any other website are inactive textual references only.

  INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC permits us to “incorporate by reference” the information contained in documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents rather than by including them in this prospectus supplement and the accompanying prospectus.  Information that is incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus and you should read it with the same care that you read this prospectus supplement and the accompanying prospectus.  Later information that we file with the SEC will automatically update and supersede the information that is either contained, or incorporated by reference, in this prospectus supplement and the accompanying prospectus, and will be considered to be a part of this prospectus supplement and the accompanying prospectus from the date those documents are filed.  We have filed with the SEC, and incorporate by reference in this prospectus supplement and the accompanying prospectus:

•	our Annual Report on Form 10-K for the year ended December 31, 2011;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012, June 30, 2012 and September 30, 2012;

•
our Current Reports on Form 8-K filed January 10, 2012, January 17, 2012, February 16, 2012, February 29, 2012, July 26, 2012, August 13, 2012, September 7, 2012, November 5, 2012, November 20, 2012 and November 30, 2012; and

•	the description of our common stock contained in our Registration Statement on Form 8-A filed on August 30, 2006, as amended by our Form 8-12B/A filed on August 31, 2006.

We also incorporate by reference all additional documents that we file with the SEC under the terms of Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act that are made between the date of this prospectus supplement and the termination of any offering of securities offered by this prospectus supplement or the accompanying prospectus.  We are not, however, incorporating, in each case, any documents or information that we are deemed to furnish and not file in accordance with SEC rules.

You may request a copy of any or all of the documents incorporated by reference but not delivered with this prospectus supplement, at no cost, by writing or telephoning us at the following address and number:  Investor Relations, Opexa Therapeutics, Inc., 2635 Technology Forest Blvd., The Woodlands, Texas 77381, telephone (281) 775-0600.   We will not, however, send exhibits to those documents, unless the exhibits are specifically incorporated by reference in those documents.  We also maintain a website at www.opexatherapeutics.com.  However, the information on our website is not part of this prospectus supplement.

PROSPECTUS

$35,000,000
OPEXA THERAPEUTICS, INC.

Debt Securities
Common Stock
Preferred Stock
Depositary Shares
Warrants
Rights
_________________

We may, from time to time, offer and sell debt securities, preferred stock, either separately or represented by depositary shares, common stock, warrants or rights, either separately or in units, in one or more offerings.  The debt securities, preferred stock and warrants may be convertible into or exercisable or exchangeable for common or preferred stock or debt securities.  The rights may be exercisable for common or preferred stock.  We will specify in the accompanying prospectus supplement more specific information about any such offering.  The aggregate initial offering price of all securities sold under this prospectus will not exceed $35,000,000, including the U.S. dollar equivalent if the public offering of any such securities is denominated in one or more foreign currencies, foreign currency units or composite currencies.

We may offer these securities independently or together in any combination for sale directly to investors or through underwriters, dealers or agents.  We will set forth the names of any underwriters, dealers or agents and their compensation in the accompanying prospectus supplement.

This prospectus may not be used to sell any of these securities unless accompanied by a prospectus supplement.

Our common stock is traded on The NASDAQ Capital Market under the symbol “OPXA.”  On November 15, 2012, the last reported sale price of our common stock on The NASDAQ Capital Market was $0.45 per share.  The aggregate market value of our outstanding common equity held by non-affiliates on October 18, 2012 was $16,238,376 based on 23,048,488 shares of common stock outstanding, of which 19,802,897 shares were held by non-affiliates, and a closing sale price on such date of $0.82.  During the 12 calendar months prior to and including the date hereof, we have sold securities with an aggregate market value of $145,382.77 pursuant to General Instruction I.B.6. of Form S-3.

Investing in our securities involves risks.  See the section entitled “Risk Factors” in the accompanying prospectus supplement and in the documents we incorporate by reference in this prospectus.

_________________

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus.  Any representation to the contrary is a criminal offense.
_________________

The date of this prospectus is December 5, 2012.

______________

You should rely only on the information incorporated by reference or provided in this prospectus, any prospectus supplement and the registration statement.  We have not authorized anyone else to provide you with different information.  If anyone provides you with different or inconsistent information, you should not rely on it.  We are not making an offer to sell these securities in any state where the offer or sale is not permitted.  You should assume that the information in this prospectus and any prospectus supplement, or incorporated by reference, is accurate only as of the dates of those documents.  Our business, financial condition, results of operations and prospects may have changed since those dates.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration, or continuous offering, process.  Under this shelf registration process, we may, from time to time, offer and sell any combination of the securities described in this prospectus in one or more offerings up to a maximum aggregate offering price of $35,000,000, including the U.S. dollar equivalent if the public offering of any such securities is denominated in one or more foreign currencies, foreign currency units or composite currencies.

This prospectus provides you with a general description of the securities we may offer.  Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering and the offered securities.  Any prospectus supplement may also add, update or change information contained in this prospectus.  Any statement that we make in this prospectus will be modified or superseded by any inconsistent statement made by us in a prospectus supplement.  The registration statement we filed with the SEC includes exhibits that provide more detail of the matters discussed in this prospectus.  You should read this prospectus and the related exhibits filed with the SEC and any prospectus supplement, together with additional information described under the heading “Where You Can Find More Information,” before making your investment decision.

Unless the context otherwise requires, references in this prospectus and the accompanying prospectus supplement to “Opexa,” “the Company,” “we,” “us” and “our” refer to Opexa Therapeutics, Inc.

RISK FACTORS

Investing in our securities involves risk.  The prospectus supplement relating to a particular offering will contain a discussion of risks applicable to an investment in the securities offered.  Prior to making a decision about investing in our securities, you should carefully consider the specific factors discussed under the heading “Risk Factors” in the applicable prospectus supplement together with all of the other information contained in the prospectus supplement or appearing or incorporated by reference in this prospectus.

OPEXA THERAPEUTICS, INC.

Our Business

Opexa is a biopharmaceutical company developing personalized cellular therapies with the potential to treat major illnesses, including multiple sclerosis (MS).  These therapies are based on our proprietary T-cell technology.  The information discussed related to our product candidate is preliminary and investigative.  Our product candidate has not been approved by the U.S. Food and Drug Administration (FDA) for marketing.

Our product candidate, Tcelna™ (formerly known as Tovaxin®), is a personalized T-cell therapy licensed from Baylor College of Medicine, which is in clinical development for the treatment of MS.

Opexa was incorporated in Texas in March 1991.  Our principal executive offices are located at 2635 Technology Forest Blvd., The Woodlands, Texas 77381, and our telephone number is (281) 775-0600.

T-Cell Therapy and Tcelna™

Tcelna™ is a novel T-cell immunotherapy in Phase IIb clinical development for the treatment of patients with secondary progressive MS (SPMS).  It is also positioned to enter Phase III clinical development for the treatment of patients with relapsing remitting MS (RRMS), subject to the availability of sufficient resources.  Tcelna is a personalized therapy that is specifically tailored to each patient’s disease profile.  Tcelna is manufactured using ImmPath™, our proprietary method for the production of a patient-specific T-cell immunotherapy, which encompasses the collection of blood from the MS patient, isolation of peripheral blood mononuclear cells, generation of an autologous pool of myelin-reactive T-cells (MRTCs) raised against selected peptides from myelin basic protein (MBP), myelin oligodendrocyte glycoprotein (MOG) and proteolipid protein (PLP), and the return of these expanded, irradiated T-cells back to the patient.  These attenuated T-cells are reintroduced into the patient via subcutaneous injection to trigger a therapeutic immune system response.

Initiation of Phase IIb Clinical Study in Patients with SPMS

We recently initiated a Phase IIb clinical trial of Tcelna in patients with SPMS.  The trial is entitled:  A Phase II Double-Blind, Placebo Controlled Multi-Center Study to Evaluate the Efficacy and Safety of Tcelna in Subjects with Secondary Progressive Multiple Sclerosis and has been named the “Abili-T” trial.  The newly-initiated Abili-T trial is a double-blind, 1:1 randomized, placebo-controlled study in SPMS patients who demonstrate evidence of disease progression without associated relapses.  The trial is expected to enroll 180 patients at approximately 30 leading clinical sites in the U.S. and Canada and is expected to take approximately three years to complete.  According to the study protocol, patients will receive two annual courses of Tcelna treatment consisting of five subcutaneous injections per year at weeks 0, 4, 8, 12 and 24.  The primary efficacy endpoint of the trial is the percentage of brain volume change (atrophy) at 24 months.  Study investigators will also measure several important secondary outcomes commonly associated with MS including disease progression as measured by Expanded Disability Status Scale (EDSS), annualized relapse rate (ARR) and changes in disability as measured by EDSS and the Multiple Sclerosis Functional Composite (MSFC).  The Abili-T clinical trial is expected to enroll over a 12-month period and the resulting top-line data is expected by the end of 2015.

Tcelna is the first ever personalized T-cell therapy for MS patients and has received Fast Track designation from the FDA in SPMS.  The FDA’s Fast Track program is designed to facilitate the development and expedite the review of drugs intended to treat serious or life-threatening conditions and that demonstrate the potential to address unmet medical need.

The costs of the study, as well as the ongoing expenses of our operations through the expected completion date of such study, are estimated at approximately $35 million.  Our existing resources are not adequate to permit us to proceed materially beyond the initiation of the study (i.e., the dosing of the first patients) or to complete such study or any significant portion of it.  We will need to secure significant additional resources to continue and complete the trial and support our operations during the pendency of the trial.

Given our need for substantial amounts of capital to continue and complete the Phase IIb clinical study in North America of Tcelna in SPMS, we intend to continue to explore potential opportunities and alternatives to obtain the additional resources that will be necessary to continue and complete the Phase IIb study and to support ongoing operations during the pendency of such study.  In addition to one or more additional financings, these opportunities and alternatives may include a partnering arrangement with a large biotech or pharmaceutical company.  There can be no assurance that any such financings or partnering arrangement can be consummated on acceptable terms, if at all.

SPMS Overview

SPMS is characterized by a steady accrual of irreversible disability, despite, in some cases, reversible relapses, remissions or clinical plateaus.  Older age at onset of MS diagnosis is the strongest predictor of conversion to SPMS.  Males have a shorter time to conversion to SPMS compared with females.  Available immunomodulating and immunosuppressive therapies used for RRMS have not been effective in SPMS.  In clinical trials, these therapies have demonstrated anti-inflammatory properties as measured by the reduction in number and volume of contrast-enhancing or acutely inflammatory central nervous system (CNS) lesions most commonly seen in patients with RRMS.  The typical SPMS patient, however, has little or no radiographic evidence of acute inflammation.  It is commonly observed that contrast-enhancing CNS lesions are uncommon among these patients, despite a clearly deteriorating neurologic course.  The lack of effect of conventional MS therapeutics in SPMS suggests that the cerebral deterioration characterizing progressive disease may be driven by factors other than acute inflammation.  For instance, the immunopathology of SPMS is more consistent with a transition to a chronic T-cell dependent inflammatory type, which may encompass the innate immune response and persistent activation of microglia cells.  Radiographic features that stand out among patients with SPMS include significantly more atrophy of gray matter compared with RRMS patients.  Of note, long-term disability in MS in general appears more closely correlated to gray matter atrophy than to white matter inflammation.  Such atrophy may be suggestive of progressive clinical disability.  Both clinically and radiographically, SPMS represents a disease process with certain features distinct from those of RRMS, and one with extremely limited treatment options.

Current Treatment Options for SPMS

Only one product, mitoxantrone, is currently approved for the indication of SPMS.  However, as of 2005, this drug carries a black box warning, due to significant risks of decreased systolic function, heart failure, and leukemia.  The American Academy of Neurology has issued a report indicating that these risks are even higher than suggested in the original report leading to the black box warning.  Hence, a safe and effective treatment for SPMS remains a significant unmet medical need.

Tcelna Clinical Overview in SPMS

In multiple previously conducted clinical trials for the treatment of patients with MS (which have been weighted significantly toward patients with Relapsing Remitting MS (RRMS)), Tcelna has demonstrated one of the safest side effect profiles for any marketed or development-stage MS therapy, as well as encouraging efficacy signals.  A total of 142 MS patients have received Tcelna in previously conducted trials for RRMS and SPMS.  The therapy has been well tolerated in all subjects and has demonstrated an excellent overall safety profile.  The most common side effect is mild to moderate irritation at the site of injection, which is typically resolved in 24 hours.  Tcelna has been administered to a total of 36 subjects with SPMS across three clinical studies.  Based on preliminary data suggesting stabilized or improved disability among SPMS subjects receiving Tcelna, Opexa believes that further development of this product in SPMS is warranted.

Summary of TERMS Phase IIb Clinical Trial Data in RRMS

Tovaxin for Early Relapsing Multiple Sclerosis (TERMS) was a Phase IIb clinical study of Tcelna in RRMS patients completed in 2008.  Although the study did not show statistical significance in its primary endpoint (the cumulative number of gadolinium-enhanced brain lesions using MRI scans summed at various points in the study), the study showed compelling evidence of efficacy in various clinical and other MRI endpoints.

The TERMS study was a multi-center, randomized, double blind, placebo-controlled trial in 150 patients with RRMS or high risk Clinically Isolated Syndrome.  Patients received a total of five subcutaneous injections at weeks 0, 4, 8, 12 and 24.  Key results from the TERMS trial included:

•
In the modified intent to treat patient population (n=142), the ARR for Tcelna-treated patients was 0.214 as compared to 0.339 for placebo-treated patients, which represented a 37% decrease in ARR for Tcelna as compared to placebo in the general population;

•
In a prospective group of patients with more active disease (ARR>1, n=50), Tcelna demonstrated a 55% reduction in ARR as compared to placebo, and a 73% reduction in relapse rate was observed in Tcelna patients in this population compared to placebo during the 24-week period following the administration of the full course of treatment; and

•
In a retrospective analysis in patients naïve to previous disease modifying treatment (i.e., patients who had not previously used any drugs other than steroids to treat their disease), the results showed that patients, when treated with Tcelna, had a 64% reduction in ARR versus placebo (p=0.046, n=70).

We remain committed to further advancing Tcelna in RRMS at a later date assuming the availability of sufficient resources.  For Opexa, however, progressive MS is an area which we believe represents a higher unmet medical need.

Other Opportunities

Our proprietary T-cell technology has enabled us to develop intellectual property and a comprehensive sample database that may enable discovery of novel biomarkers and other relevant peptides to be used to treat MS patients.

We have developed (and, in part, in-licensed from the University of Chicago) a proprietary adult stem cell technology to produce monocyte-derived stem cells (MDSC) from blood.  These MDSC can be derived from a patient’s monocytes, expanded ex vivo, and then administered to the same patient.  Our initial focus for this technology is the further development of this monocyte-derived stem cell technology as a platform for the in vitro generation of highly specialized cells for potential application in autologous cell therapy for patients with diabetes mellitus.  The diabetes program is in an early (pre-clinical) development stage.

FORWARD-LOOKING STATEMENTS

When used in this prospectus, the words “expects,” “believes,” “anticipates,” “estimates,” “may,” “could,” “intends,” and similar expressions are intended to identify forward-looking statements.  These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those projected or otherwise implied by the forward-looking statements.  These forward-looking statements speak only as of the date of this prospectus.  Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements.  We will discuss many of these risks and uncertainties in greater detail in any prospectus supplement under the heading “Risk Factors.”  Additional cautionary statements or discussions of risks and uncertainties that could affect our results or the achievement of the expectations described in forward-looking statements may also be contained in the documents we incorporate by reference into this prospectus.

These forward-looking statements speak only as of the date of this prospectus.  We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.  You should, however, review additional disclosures we make in our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K filed with the SEC.

USE OF PROCEEDS

Unless we state otherwise in the accompanying prospectus supplement, we intend to use the net proceeds from the sale of the securities offered by this prospectus for general corporate purposes.  General corporate purposes may include additions to working capital, financing of capital expenditures, repayment or redemption of existing indebtedness, and future acquisitions and strategic investment opportunities.  Pending the application of net proceeds, we expect to invest the net proceeds in investment grade, interest-bearing securities.

DESCRIPTION OF DEBT SECURITIES

The following is a summary of the general terms of the debt securities.  We will file a prospectus supplement that may contain additional terms when we issue debt securities.  The terms presented here, together with the terms in a related prospectus supplement, will be a description of the material terms of the debt securities.  You should also read the indenture under which the debt securities are to be issued.  We have filed a form of indenture governing different types of debt securities with the SEC as an exhibit to the registration statement of which this prospectus is a part.  All capitalized terms have the meanings specified in the indenture.

We may issue, from time to time, debt securities, in one or more series.  The debt securities we offer will be issued under an indenture between us and the trustee named in the indenture.  These debt securities that we may issue include senior debt securities, subordinated debt securities, convertible debt securities and exchangeable debt securities.  The following is a summary of the material provisions of the indenture filed as an exhibit to the registration statement of which this prospectus is a part.  For each series of debt securities, the applicable prospectus supplement for the series may change and supplement the summary below.

 General Terms of the Indenture

The indenture does not limit the amount of debt securities that we may issue.  It provides that we may issue debt securities up to the principal amount that we may authorize and they may be in any currency or currency unit that we may designate.  Except for the limitations on consolidation, merger and sale of all or substantially all of our assets contained in the indenture, the terms of the indenture do not contain any covenants or other provisions designed to give holders of any debt securities protection against changes in our operations, financial condition or transactions involving us.  For each series of debt securities, any restrictive covenants for those debt securities will be described in the applicable prospectus supplement for those debt securities.

We may issue the debt securities issued under the indenture as “discount securities,” which means they may be sold at a discount below their stated principal amount.  These debt securities, as well as other debt securities that are not issued at a discount, may, for United States federal income tax purposes, be treated as if they were issued with “original issue discount,” or OID, because of interest payment and other characteristics.  Special United States federal income tax considerations applicable to debt securities issued with original issue discount will be described in more detail in any applicable prospectus supplement.

You should refer to the prospectus supplement relating to a particular series of debt securities for a description of the following terms of the debt securities offered by that prospectus supplement and by this prospectus:

•	the title and authorized denominations of those debt securities;

•	any limit on the aggregate principal amount of that series of debt securities;

•	the date or dates on which principal and premium, if any, of the debt securities of that series is payable;

•	interest rates, and the dates from which interest, if any, on the debt securities of that series will accrue, and the dates when interest is payable and the maturity;

•	the right, if any, to extend the interest payment periods and the duration of the extensions;

•
if the amount of payments of principal or interest is to be determined by reference to an index or formula, or based on a coin or currency other than that in which the debt securities are stated to be payable, the manner in which these amounts are determined and the calculation agent, if any, with respect thereto;

•
the place or places where and the manner in which principal of, premium, if any, and interest, if any, on the debt securities of that series will be payable and the place or places where those debt securities may be presented for transfer and, if applicable, conversion or exchange;

•
the period or periods within which, the price or prices at which, the currency or currencies in which, and other terms and conditions upon which those debt securities may be redeemed, in whole or in part, at our option or the option of a holder of those securities, if we or a holder is to have that option;

•
our obligation or right, if any, to redeem, repay or purchase those debt securities pursuant to any sinking fund or analogous provision or at the option of a holder of those securities, and the terms and conditions upon which the debt securities will be redeemed, repaid or purchased, in whole or in part, pursuant to that obligation;

•	the terms, if any, on which the debt securities of that series will be subordinate in right and priority of payment to our other debt;

•	the denominations in which those debt securities will be issuable;

•	if other than the entire principal amount of the debt securities when issued, the portion of the principal amount payable upon acceleration of maturity as a result of a default on our obligations;

•	whether those debt securities will be issued in fully registered form without coupons or in a form registered as to principal only with coupons or in bearer form with coupons;

•	whether any securities of that series are to be issued in whole or in part the form of one or more global securities and the depositary for those global securities;

•	if other than United States dollars, the currency or currencies in which payment of principal of or any premium or interest on those debt securities will be payable;

•
if the principal of or any premium or interest on the debt securities of that series is to be payable, or is to be payable at our election or the election of a holder of those securities, in securities or other property, the type and amount of those securities or other property, or the manner of determining that amount, and the period or periods within which, and the terms and conditions upon which, any such election may be made;

•	the events of default and covenants relating to the debt securities that are in addition to, modify or delete those described in this prospectus;

•	conversion or exchange provisions, if any, including conversion or exchange prices or rates and adjustments thereto;

•	whether and upon what terms the debt securities may be defeased, if different from the provisions set forth in the indenture;

•	the nature and terms of any security for any secured debt securities;

•	the terms applicable to any debt securities issued at a discount from their stated principal amount; and

•	any other specific terms of any debt securities.

The applicable prospectus supplement will present material United States federal income tax considerations for holders of any debt securities and the securities exchange or quotation system on which any debt securities are to be listed or quoted.

 Conversion or Exchange Rights

Debt securities may be convertible into or exchangeable for shares of our equity securities or other securities.  The terms and conditions of conversion or exchange will be stated in the applicable prospectus supplement.  The terms will include, among others, the following:

•	the conversion or exchange price;

•	the conversion or exchange period;

•	provisions regarding our ability or the ability of any holder to convert or exchange the debt securities;

•	events requiring adjustment to the conversion or exchange price; and

•	provisions affecting conversion or exchange in the event of our redemption of the debt securities.

 Consolidation, Merger or Sale

We cannot consolidate or merge with or into, or transfer or lease all or substantially all of our assets to, any person, unless the successor corporation or person to which our assets are transferred or leased is organized under the laws of the United States, any state of the United States or the District of Columbia and it expressly assumes our obligations under the debt securities and the indenture.  In addition, we cannot complete such a transaction unless immediately after completing the transaction, no event of default under the indenture, and no event that, after notice or lapse of time or both, would become an event of default under the indenture, has occurred and is continuing.  When the person to whom our assets are transferred or leased has assumed our obligations under the debt securities and the indenture, we will be discharged from all our obligations under the debt securities and the indenture except in limited circumstances.

This covenant would not apply to any recapitalization transaction, a change of control affecting us or a highly leveraged transaction, unless the transaction or change of control were structured to include a merger or consolidation or transfer or lease of all or substantially all of our assets.

 Events of Default

The indenture provides that the following will be “events of default” with respect to any series of debt securities:

•	failure to pay interest for 30 days after the date payment is due and payable;

•
failure to pay principal or premium, if any, on any debt security when due, either at maturity, upon any redemption, by declaration or otherwise and, in the case of technical or administrative difficulties, only if such default persists for a period of more than three business days;

•	failure to make sinking fund payments when due and continuance of such default for a period of 30 days;

•	failure to perform other covenants for 60 days after notice that performance was required;

•	events in bankruptcy, insolvency or reorganization relating to us; or

•	any other event of default provided in the applicable officer’s certificate, resolution of our board of directors or the supplemental indenture under which we issue a series of debt securities.

An event of default for a particular series of debt securities does not necessarily constitute an event of default for any other series of debt securities issued under the indenture.  For each series of debt securities, any modifications to the above events of default will be described in the applicable prospectus supplement for those debt securities.

The indenture provides that if an event of default specified in the first, second, third, fourth or sixth bullets above occurs and is continuing, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series may declare the principal amount of all those debt securities (or, in the case of discount securities or indexed securities, that portion of the principal amount as may be specified in the terms of that series) to be due and payable immediately.  If an event of default specified in the fifth bullet above occurs and is continuing, then the principal amount of all those debt securities (or, in the case of discount securities or indexed securities, that portion of the principal amount as may be specified in the terms of that series) will be due and payable immediately, without any declaration or other act on the part of the trustee or any holder.  In certain cases, holders of a majority in principal amount of the outstanding debt securities of any series may, on behalf of holders of all those debt securities, rescind and annul a declaration of acceleration.

The indenture imposes limitations on suits brought by holders of debt securities against us.  Except for actions for payment of overdue principal or interest, no holder of debt securities of any series may institute any action against us under the indenture unless:

•	the holder has previously given to the trustee written notice of default and continuance of such default;

•	the holders of at least 25% in principal amount of the outstanding debt securities of the affected series have requested that the trustee institute the action;

•	the requesting holders have offered the trustee indemnity for the reasonable expenses and liabilities that may be incurred by bringing the action;

•	the trustee has not instituted the action within 60 days of the request and offer of indemnity; and

•	the trustee has not received inconsistent direction by the holders of a majority in principal amount of the outstanding debt securities of the affected series.

We will be required to file annually with the trustee a certificate, signed by one of our officers, stating whether or not the officer knows of any default by us in the performance, observance or fulfillment of any condition or covenant of the indenture.

 Discharge, Defeasance and Covenant Defeasance

We can discharge or decrease our obligations under the indenture as stated below.

We may discharge obligations to holders of any series of debt securities that have not already been delivered to the trustee for cancellation and that have either become due and payable or are by their terms to become due and payable, or are scheduled for redemption, within one year.  We may effect a discharge by irrevocably depositing with the trustee cash or government obligations denominated in the currency of the debt securities, as trust funds, in an amount certified to be enough to pay when due, whether at maturity, upon redemption or otherwise, the principal of, and any premium and interest on, the debt securities and any mandatory sinking fund payments.

Unless otherwise provided in the applicable prospectus supplement, we may also discharge any and all of our obligations to holders of any series of debt securities at any time, which we refer to as defeasance.  We may also be released from the obligations imposed by any covenants of any outstanding series of debt securities and provisions of the indenture, and we may omit to comply with those covenants without creating an event of default under the trust declaration, which we refer to as covenant defeasance.  We may effect defeasance and covenant defeasance only if, among other things:

•
we irrevocably deposit with the trustee cash or government obligations denominated in the currency of the debt securities, as trust funds, in an amount certified to be enough to pay at maturity, or upon redemption, the principal (including any mandatory sinking fund payments) of, and any premium and interest on, all outstanding debt securities of the series; and

•
we deliver to the trustee an opinion of counsel from a nationally recognized law firm to the effect that the holders of the series of debt securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the defeasance or covenant defeasance and that defeasance or covenant defeasance will not otherwise alter the holders’ U.S. federal income tax treatment of principal, and any premium and interest payments on, the series of debt securities.

In the case of a defeasance by us, the opinion we deliver must be based on a ruling of the Internal Revenue Service issued, or a change in U.S. federal income tax law occurring, after the date of the indenture, since such a result would not occur under the U.S. federal income tax laws in effect on that date.

Although we may discharge or decrease our obligations under the indenture as described in the two preceding paragraphs, we may not avoid, among other things, our duty to register the transfer or exchange of any series of debt securities, to replace any temporary, mutilated, destroyed, lost or stolen series of debt securities or to maintain an office or agency in respect of any series of debt securities.

 Modification of the Indenture

The indenture provides that we and the trustee may enter into supplemental indentures without the consent of the holders of debt securities to, among other things:

•	evidence the assumption by a successor entity of our obligations;

•	add to our covenants for the benefit of the holders of debt securities, or to surrender any rights or power conferred upon us;

•	add any additional events of default;

•	cure any ambiguity or correct any inconsistency or defect in the indenture;

•
add to, change or eliminate any of the provisions of the indenture in a manner that will become effective only when there is no outstanding debt security which is entitled to the benefit of the provision as to which the modification would apply;

•	secure any debt securities;

•	establish the forms or terms of debt securities of any series;

•
evidence and provide for the acceptance of appointment by a successor trustee and add to or change any of the provisions of the indenture as is necessary for the administration of the trusts by more than one trustee;

•
modify, eliminate or add to the provisions of the indenture as shall be necessary to effect the qualification of the indenture under the Trust Indenture Act of 1939 or under any similar federal statute later enacted, and to add to the indenture such other provisions as may be expressly required by the Trust Indenture Act; and

•
make any other provisions with respect to matters or questions arising under the indenture that will not be inconsistent with any provision of the indenture as long as the new provisions do not adversely affect the interests of the holders of any outstanding debt securities of any series created prior to the modification.

The indenture also provides that we and the trustee may, with the consent of the holders of not less than a majority in aggregate principal amount of debt securities of each series of debt securities affected by such supplemental indenture then outstanding, add any provisions to, or change in any manner, eliminate or modify in any way the provisions of, the indenture or any supplemental indenture or modify in any manner the rights of the holders of the debt securities.  We and the trustee may not, however, without the consent of the holder of each outstanding debt security affected thereby:

•	extend the final maturity of any debt security;

•	reduce the principal amount or premium, if any;

•	reduce the rate or extend the time of payment of interest;

•	reduce the amount of the principal of any debt security issued with an original issue discount that is payable upon acceleration;

•	change the currency in which the principal, and any premium or interest, is payable;

•	impair the right to institute suit for the enforcement of any payment on any debt security when due;

•	if applicable, adversely affect the right of a holder to convert or exchange a debt security; or

•
reduce the percentage of holders of debt securities of any series whose consent is required for any modification of the indenture or for waivers of compliance with or defaults under the indenture with respect to debt securities of that series.

The indenture provides that the holders of not less than a majority in aggregate principal amount of the then outstanding debt securities of any series, by notice to the relevant trustee, may on behalf of the holders of the debt securities of that series waive any default and its consequences under the indenture except:

•	a default in the payment of, any premium and any interest on, or principal of, any such debt security held by a nonconsenting holder; or

•	a default in respect of a covenant or provision of the indenture that cannot be modified or amended without the consent of the holder of each outstanding debt security of each series affected.

 Registered Global Securities and Book Entry System

The debt securities of a series may be issued in whole or in part in book-entry form and will be represented by one or more fully registered global securities.  We will deposit any registered global securities with a depositary or with a nominee for a depositary identified in the applicable prospectus supplement and registered in the name of such depositary or nominee.  In such case, we will issue one or more registered global securities denominated in an amount equal to the aggregate principal amount of all of the debt securities of the series to be issued and represented by such registered global security or securities.  This means that we will not issue certificates to each holder.

Unless and until it is exchanged in whole or in part for debt securities in definitive registered form, a registered global security may not be transferred except as a whole:

•	by the depositary for the registered global security to its nominee;

•	by a nominee of the depositary to the depositary or another nominee of the depositary; or

•	by the depositary or its nominee to a successor of the depositary or a nominee of the successor.

The prospectus supplement relating to a series of debt securities will describe the specific terms of the depositary arrangement involving any portion of the series represented by a registered global security.  We anticipate that the following provisions will apply to all depositary arrangements for debt securities:

•
ownership of beneficial interests in a registered global security will be limited to persons that have accounts with the depositary for such registered global security, these persons being referred to as “participants,” or persons that may hold interests through participants;

•
upon the issuance of a registered global security, the depositary for the registered global security will credit, on its book-entry registration and transfer system, the participants’ accounts with the respective principal amounts of the debt securities represented by the registered global security beneficially owned by the participants;

•	any dealers, underwriters, or agents participating in the distribution of the debt securities will designate the accounts to be credited; and

•
ownership of beneficial interest in the registered global security will be shown on, and the transfer of the ownership interest will be effected only through, records maintained by the depositary for the registered global security for interests of participants, and on the records of participants for interests of persons holding through participants.

The laws of some states may require that specified purchasers of securities take physical delivery of the securities in definitive form.  These laws may limit the ability of those persons to own, transfer or pledge beneficial interests in registered global securities.

So long as the depositary for a registered global security, or its nominee, is the registered owner of the registered global security, the depositary or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the registered global security for all purposes under the indenture.  Except as stated below, owners of beneficial interests in a registered global security:

•	will not be entitled to have the debt securities represented by a registered global security registered in their names;

•	will not receive or be entitled to receive physical delivery of the debt securities in the definitive form; and

•	will not be considered the owners or holders of the debt securities under the relevant indenture.

Accordingly, each person owning a beneficial interest in a registered global security must rely on the procedures of the depositary for the registered global security and, if the person is not a participant, on the procedures of a participant through which the person owns its interest, to exercise any rights of a holder under the indenture.

We understand that under existing industry practices, if we request any action of holders or if an owner of a beneficial interest in a registered global security desires to give or take any action that a holder is entitled to give or take under the indenture, the depositary for the registered global security would authorize the participants holding the relevant beneficial interests to give or take the action, and the participants would authorize beneficial owners owning through the participants to give or take the action or would otherwise act upon the instructions of beneficial owners holding through them.

We will make payments of principal and premium, if any, and interest, if any, on debt securities represented by a registered global security registered in the name of a depositary or its nominee to the depositary or its nominee, as the case may be, as the registered owners of the registered global security.  Neither we nor the trustee, or any other agent of ours or the trustee will be responsible or liable for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the registered global security or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

We expect that the depositary for any debt securities represented by a registered global security, upon receipt of any payments of principal and premium, if any, and interest, if any, in respect of the registered global security, will immediately credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the registered global security as shown on the records of the depositary.  We also expect that standing customer instructions and customary practices will govern payments by participants to owners of beneficial interests in the registered global security held through the participants, as is now the case with the securities held for the accounts of customers in bearer form or registered in “street name.”  We also expect that any of these payments will be the responsibility of the participants.

If the depositary for any debt securities represented by a registered global security is at any time unwilling or unable to continue as depositary or stops being a clearing agency registered under the Exchange Act, we will appoint an eligible successor depositary.  If we fail to appoint an eligible successor depositary within 90 days, we will issue the debt securities in definitive form in exchange for the registered global security.  In addition, we may at any time and in our sole discretion decide not to have any of the debt securities of a series represented by one or more registered global securities.  In that event, we will issue debt securities of the series in a definitive form in exchange for all of the registered global securities representing the debt securities.  The trustee will register any debt securities issued in definitive form in exchange for a registered global security in the name or names as the depositary, based upon instructions from its participants, shall instruct the trustee.

We may also issue bearer debt securities of a series in the form of one or more global securities, referred to as “bearer global securities.”  We will deposit these securities with a depositary identified in the prospectus supplement relating to the series.  The prospectus supplement relating to a series of debt securities represented by a bearer global security will describe the applicable terms and procedures.  These will include the specific terms of the depositary arrangement and any specific procedures for the issuance of debt securities in definitive form in exchange for a bearer global security, in proportion to the series represented by a bearer global security.

 Concerning the Trustee

The indenture provides that there may be more than one trustee under the indenture, each for one or more series of debt securities.  If there are different trustees for different series of debt securities, each trustee will be a trustee of a trust under the indenture separate and apart from the trust administered by any other trustee under that indenture.  Except as otherwise indicated in this prospectus or any prospectus supplement, any action permitted to be taken by a trustee may be taken by such trustee only on the one or more series of debt securities for which it is the trustee under the indenture.  Any trustee under the indenture may resign or be removed from one or more series of debt securities.  All payments of principal of, and any premium and interest on, and all registration, transfer, exchange, authentication and delivery of, the debt securities of a series will be effected by the trustee for that series at an office designated by the trustee in New York, New York.

The indenture provides that, except during the continuance of an event of default, the trustee will perform only such duties as are specifically set forth in the indenture.  During the existence of an event of default, the trustee will exercise those rights and powers vested in it under the indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person’s own affairs.

If the trustee becomes a creditor of ours, the indenture places limitations on the right of the trustee to obtain payment of claims or to realize on property received in respect of any such claim as security or otherwise.  The trustee may engage in other transactions.  If it acquires any conflicting interest relating to any duties concerning the debt securities, however, it must eliminate the conflict or resign as trustee.

 No Individual Liability of Incorporators, Stockholders, Officers or Directors

The indenture provides that no past, present or future director, officer, stockholder or employee of ours, any of our affiliates, or any successor corporation, in their capacity as such, shall have any individual liability for any of our obligations, covenants or agreements under the debt securities or the indenture.

 Governing Law

The indenture and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York.

DESCRIPTION OF PREFERRED STOCK

As of November 15, 2012, our authorized preferred stock, no par value, was 10,000,000 shares, none of which were issued and outstanding.  Of this amount, 80,000 shares have been designated Series A convertible preferred stock.  We may issue preferred stock, in series, with such designations, powers, preferences and other rights and qualifications, limitations or restrictions as our board of directors may authorize, without further action by our stockholders, including:

•	the distinctive designation of each series and the number of shares that will constitute the series;

•	the voting rights, if any, of shares of the series and the terms and conditions of the voting rights;

•
the dividend rate on the shares of the series, the dates on which dividends are payable, any restriction, limitation or condition upon the payment of dividends, whether dividends will be cumulative, and the dates from and after which dividends shall accumulate;

•	the prices at which, and the terms and conditions on which, the shares of the series may be redeemed, if the shares are redeemable;

•	the terms and conditions of a sinking or purchase fund for the purchase or redemption of shares of the series, if such a fund is provided;

•	any preferential amount payable upon shares of the series in the event of the liquidation, dissolution or winding up of, or upon the distribution of any of our assets; and

•
the prices or rates of conversion or exchange at which, and the terms and conditions on which, the shares of the series may be converted or exchanged into other securities, if the shares are convertible or exchangeable.

The particular terms of any series of preferred stock, and the transfer agent and registrar for that series, will be described in a prospectus supplement.  All preferred stock offered, when issued, will be fully paid and nonassessable.  Any material United States federal income tax consequences and other special considerations with respect to any preferred stock offered under this prospectus will also be described in the applicable prospectus supplement.

DESCRIPTION OF DEPOSITARY SHARES

The following description of the depositary shares does not purport to be complete and is subject to and qualified in its entirety by the relevant deposit agreement and the depositary receipts with respect to the depositary shares relating to any particular series of preferred stock.  You should read these documents as they, and not this description, will define your rights as a holder of depositary shares.  Forms of these documents will be filed with the SEC in connection with the offering of depositary shares.

General

If we elect to offer fractional interests in shares of preferred stock, we will provide for the issuance by a depositary to the public of receipts for depositary shares.  Each depositary share will represent fractional interests of preferred stock.  We will deposit the shares of preferred stock underlying the depositary shares under a deposit agreement between us and a bank or trust company selected by us.  The bank or trust company must have its principal office in the United States and a combined capital and surplus of at least $50 million.  The depositary receipts will evidence the depositary shares issued under the deposit agreement.

The deposit agreement will contain terms applicable to the holders of depositary shares in addition to the terms stated in the depositary receipts.  Each owner of depositary shares will be entitled to all the rights and preferences of the preferred stock underlying the depositary shares in proportion to the applicable fractional interest in the underlying shares of preferred stock.  The depositary will issue the depositary receipts to individuals purchasing the fractional interests in shares of the related preferred stock according to the terms of the offering described in a prospectus supplement.

Dividends and Other Distributions

The depositary will distribute all cash dividends or other cash distributions received for the preferred stock to the entitled record holders of depositary shares in proportion to the number of depositary shares that the holder owns on the relevant record date.  The depositary will distribute only an amount that can be distributed without attributing to any holder of depositary shares a fraction of one cent.  The depositary will add the undistributed balance to and treat it as part of the next sum received by the depositary for distribution to holders of depositary shares.

If there is a non-cash distribution, the depositary will distribute property received by it to the entitled record holders of depositary shares, in proportion, insofar as possible, to the number of depositary shares owned by the holders, unless the depositary determines, after consultation with us, that it is not feasible to make such distribution.  If this occurs, the depositary may, with our approval, sell such property and distribute the net proceeds from the sale to the holders.  The deposit agreement also will contain provisions relating to how any subscription or similar rights that we may offer to holders of the preferred stock will be available to the holders of the depositary shares.

Conversion, Exchange, Redemption and Liquidation

If any series of preferred stock underlying the depositary shares may be converted or exchanged, each record holder of depositary receipts will have the right or obligation to convert or exchange the depositary shares represented by the depositary receipts.

The terms on which the depositary shares relating to the preferred stock of any series may be redeemed, and any amounts distributable upon our liquidation, dissolution or winding up, will be described in the relevant prospectus supplement.

Voting

When the depositary receives notice of a meeting at which the holders of the preferred stock are entitled to vote, the depositary will mail the particulars of the meeting to the record holders of the depositary shares.  Each record holder of depositary shares on the record date may instruct the depositary on how to vote the shares of preferred stock underlying the holder’s depositary shares.  The depositary will try, if practical, to vote the number of shares of preferred stock underlying the depositary shares according to the instructions.  We will agree to take all reasonable action requested by the depositary to enable it to vote as instructed.

Amendments

We and the depositary may agree to amend the deposit agreement and the depositary receipt evidencing the depositary shares.  Any amendment that (a) imposes or increases certain fees, taxes or other charges payable by the holders of the depositary shares as described in the deposit agreement or that (b) otherwise prejudices any substantial existing right of holders of depositary shares, will not take effect until 30 days after the depositary has mailed notice of the amendment to the record holders of depositary shares.  Any holder of depositary shares that continues to hold its shares at the end of the 30-day period will be deemed to have agreed to the amendment.

Termination

We may direct the depositary to terminate the deposit agreement by mailing a notice of termination to holders of depositary shares at least 30 days prior to termination.  In addition, a deposit agreement will automatically terminate if:

●	the depositary has redeemed all related outstanding depositary shares, or

●	we have liquidated, terminated or wound up our business and the depositary has distributed the preferred stock of the relevant series to the holders of the related depositary shares.

Payment of Fees and Expenses

We will pay all fees, charges and expenses of the depositary, including the initial deposit of the preferred stock and any redemption of the preferred stock.  Holders of depositary shares will pay transfer and other taxes and governmental charges and any other charges as are stated in the deposit agreement for their accounts.

Resignation and Removal of Depositary

At any time, the depositary may resign by delivering notice to us, and we may remove the depositary.  Resignations or removals will take effect upon the appointment of a successor depositary and its acceptance of the appointment.  The successor depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50 million.

Reports

The depositary will forward to the holders of depositary shares all reports and communications from us that are delivered to the depositary and that we are required by law, the rules of an applicable securities exchange or our restated certificate of incorporation to furnish to the holders of the preferred stock.  Neither we nor the depositary will be liable if the depositary is prevented or delayed by law or any circumstances beyond its control in performing its obligations under the deposit agreement.  The deposit agreement limits our obligations and the depositary’s obligations to performance in good faith of the duties stated in the deposit agreement.  Neither we nor the depositary will be obligated to prosecute or defend any legal proceeding connected with any depositary shares or preferred stock unless the holders of depositary shares requesting us to do so furnish us with satisfactory indemnity.  In performing our obligations, we and the depositary may rely upon the written advice of our counsel or accountants, on any information that competent people provide to us and on documents that we believe are genuine.

DESCRIPTION OF COMMON STOCK

This section describes the general terms and provisions of the shares of our common stock, $0.01 par value.  This description is only a summary and is qualified in its entirety by reference to the description of our common stock incorporated by reference in this prospectus.  Our restated certificate of formation and our amended and restated bylaws have been filed as exhibits to our periodic reports filed with the SEC, which are incorporated by reference in this prospectus.  You should read our restated certificate of formation and our amended and restated bylaws for additional information before you buy any of our common stock or other securities.  See “Where You Can Find More Information.”

We have 100,000,000 shares of authorized common stock.  As of November 15, 2012, there were 23,352,420 shares of common stock issued and outstanding.  Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our restated certificate of formation.  This means that the holders of a majority of the shares voted can elect all of the directors then standing for election.  Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available at the times and in the amounts that our board of directors may determine from time to time.  Upon our liquidation, dissolution or winding-up, the holders of common stock are entitled to share ratably in all assets remaining after payment of all liabilities and the liquidation preferences of any outstanding preferred stock.  Holders of common stock have no preemptive or conversion rights or other subscription rights.  There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock offered, when issued, will be fully paid and nonassessable.

 Certain Provisions of our Charter and Bylaws

Certain provisions of our restated certificate of formation and our amended and restated bylaws described below may have the effect of delaying, deferring or discouraging another party from acquiring control of us.  Our restated certificate of formation and amended and restated bylaws provided that:

•	Our board of directors is authorized to issue preferred stock without shareholder approval; and

•
We will indemnify officers and directors against losses that they may incur in investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures.

 Transfer Agent

The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company, 17 Battery Place, New York, New York 10004.

DESCRIPTION OF WARRANTS

We may issue warrants for the purchase of debt securities, preferred stock, common stock, depositary shares, or any combination thereof.  We may issue warrants independently or together with any other securities offered by any prospectus supplement and may be attached to or separate from the other offered securities.  Each series of warrants will be issued under a separate warrant agreement to be entered into by us with a warrant agent.  The warrant agent will act solely as our agent in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants.  Further terms of the warrants and the applicable warrant agreements will be set forth in the applicable prospectus supplement.

The applicable prospectus supplement relating to any particular issue of warrants will describe the terms of the warrants, including, as applicable, the following:

•	the title of the warrants;

•	the aggregate number of the warrants;

•	the price or prices at which the warrants will be issued;

•	the designation, terms and number of shares of debt securities, preferred stock or common stock purchasable upon exercise of the warrants;

•	the designation and terms of the offered securities, if any, with which the warrants are issued and the number of the warrants issued with each offered security;

•	the date, if any, on and after which the warrants and the related debt securities, preferred stock or common stock will be separately transferable;

•	the price at which each share of debt securities, preferred stock or common stock purchasable upon exercise of the warrants may be purchased;

•	the date on which the right to exercise the warrants shall commence and the date on which that right shall expire;

•	the minimum or maximum amount of the warrants which may be exercised at any one time;

•	information with respect to book-entry procedures, if any;

•	a discussion of certain federal income tax considerations; and

•	any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

We and the warrant agent may amend or supplement the warrant agreement for a series of warrants without the consent of the holders of the warrants issued thereunder to effect changes that are not inconsistent with the provisions of the warrants and that do not materially and adversely affect the interests of the holders of the warrants.

DESCRIPTION OF RIGHTS

We may issue rights to purchase common stock or preferred stock.  This prospectus and any accompanying prospectus supplement will contain the material terms and conditions for each right.  The accompanying prospectus supplement may add, update or change the terms and conditions of the rights as described in this prospectus.

We will describe in the applicable prospectus supplement the terms and conditions of the issue of rights being offered, the rights agreement relating to the rights and the rights certificates representing the rights, including, as applicable:

•	the title of the rights;

•	the date of determining the stockholders entitled to the rights distribution;

•	the title, aggregate number of shares of common stock or preferred stock purchasable upon exercise of the rights;

•	the exercise price;

•	the aggregate number of rights issued;

•	the date, if any, on and after which the rights will be separately transferable;

•	the date on which the right to exercise the rights will commence and the date on which the right will expire; and

•	any other terms of the rights, including terms, procedures and limitations relating to the distribution, exchange and exercise of the rights.

Each right will entitle the holder of rights to purchase for cash the principal amount of shares of common stock or preferred stock at the exercise price provided in the applicable prospectus supplement. Rights may be exercised at any time up to the close of business on the expiration date for the rights provided in the applicable prospectus supplement.  After the close of business on the expiration date, all unexercised rights will be void.

Holders may exercise rights as described in the applicable prospectus supplement.  Upon receipt of payment and the rights certificate properly completed and duly executed at the corporate trust office of the rights agent or any other office indicated in the prospectus supplement, we will, as soon as practicable, forward the shares of common stock or preferred stock purchasable upon exercise of the rights.  If less than all of the rights issued in any rights offering are exercised, we may offer any unsubscribed securities directly to persons other than stockholders, to or through agents, underwriters or dealers or through a combination of such methods, including pursuant to standby underwriting arrangements, as described in the applicable prospectus supplement.

PLAN OF DISTRIBUTION

Pursuant to General Instruction I.B.6. of Form S-3, we are permitted to utilize the registration statement of which this prospectus forms a part to sell a maximum amount of securities equal to one-third of the aggregate market value of the outstanding voting and non-voting common equity held by our non-affiliates in any 12-month period.  We may, from time to time, offer the securities registered hereby up to this maximum amount.

We may sell the securities offered by this prospectus to one or more underwriters or dealers for public offering and sale by them or to investors directly or through agents.  The accompanying prospectus supplement will set forth the terms of the offering and the method of distribution and will identify any firms acting as underwriters, dealers or agents in connection with the offering, including:

•	the name or names of any underwriters, dealers or agents;

•	the purchase price of the securities and the proceeds to us from the sale;

•	any underwriting discounts and other items constituting compensation to underwriters, dealers or agents;

•	any public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchange or market on which the securities offered in the prospectus supplement may be listed.

Only those underwriters identified in such prospectus supplement are deemed to be underwriters in connection with the securities offered in the prospectus supplement.

The distribution of the securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at prices determined as the applicable prospectus supplement specifies.  The securities may be sold through a rights offering, forward contracts or similar arrangements.  In connection with the sale of the securities, underwriters, dealers or agents may be deemed to have received compensation from us in the form of underwriting discounts or commissions and also may receive commissions from securities purchasers for whom they may act as agent.  Underwriters may sell the securities to or through dealers, and the dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agent.  Some of the underwriters, dealers or agents who participate in the securities distribution may engage in other transactions with, and perform other services for, us or our subsidiaries in the ordinary course of business.

We will provide in the applicable prospectus supplement information regarding any underwriting discounts or other compensation that we pay to underwriters or agents in connection with the securities offering, and any discounts, concessions or commissions which underwriters allow to dealers.  Underwriters, dealers and agents participating in the securities distribution may be deemed to be underwriters, and any discounts and commissions they receive and any profit they realize on the resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act of 1933.  Underwriters and their controlling persons, dealers and agents may be entitled, under agreements entered into with us, to indemnification against and contribution toward specific civil liabilities, including liabilities under the Securities Act.

The securities may or may not be listed on a national securities exchange.  In connection with an offering, the underwriters may purchase and sell securities in the open market.  These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales.  Short sales involve the sale by the underwriters of a greater number of securities than they are required to purchase in an offering.  Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of the securities while an offering is in progress.  The underwriters also may impose a penalty bid.  This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased securities sold by or for the account of that underwriter in stabilizing or short-covering transactions.  These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the securities.  As a result, the price of the securities may be higher than the price that otherwise might exist in the open market.  If these activities are commenced, they may be discontinued by the underwriters at any time.

LEGAL MATTERS

The validity of any securities offered by this prospectus will be passed upon for us by Pillsbury Winthrop Shaw Pittman LLP, San Diego, California.

EXPERTS

The financial statements of Opexa as of December 31, 2011, and for the years ended December 31, 2011 and 2010, incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2011, have been audited by MaloneBailey, LLP, an independent registered public accounting firm, and are incorporated in reliance upon their report dated February 27, 2012, given upon such firm’s authority as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-3 with the SEC under the Securities Act of 1933.  This prospectus is part of the registration statement but the registration statement includes and incorporates by reference additional information and exhibits.  We file annual, quarterly and current reports, proxy statements and other information with the SEC.  You may read and copy the registration statement and any other document we file with the SEC at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.  The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding companies, such as ours, that file documents electronically with the SEC.  The website address is www.sec.gov.  The information on the SEC’s website is not part of this prospectus, and any references to this website or any other website are inactive textual references only.

The SEC permits us to “incorporate by reference” the information contained in documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents rather than by including them in this prospectus.  Information that is incorporated by reference is considered to be part of this prospectus and you should read it with the same care that you read this prospectus.  Later information that we file with the SEC will automatically update and supersede the information that is either contained, or incorporated by reference, in this prospectus, and will be considered to be a part of this prospectus from the date those documents are filed.  We have filed with the SEC, and incorporate by reference in this prospectus:

•	our Annual Report on Form 10-K for the year ended December 31, 2011;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012, June 30, 2012 September 30, 2012;

•	our Current Reports on Form 8-K filed January 10, 2012, January 17, 2012, February 16, 2012, February 29, 2012, July 26, 2012, August 13, 2012, September 7, 2012 and November 5, 2012; and

•	the description of our common stock contained in our Registration Statement on Form 8-A filed on August 30, 2006, as amended by our Form 8-12B/A filed on August 31, 2006.

We also incorporate by reference all additional documents that we file with the SEC under the terms of Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act that are made after the initial filing date of the registration statement of which this prospectus is a part and the effectiveness of the registration statement, as well as between the date of this prospectus and the termination of any offering of securities offered by this prospectus.  We are not, however, incorporating, in each case, any documents or information that we are deemed to furnish and not file in accordance with SEC rules.

You may request a copy of any or all of the documents incorporated by reference but not delivered with this prospectus, at no cost, by writing or telephoning us at the following address and number:  Investor Relations, Opexa Therapeutics, Inc., 2635 Technology Forest Blvd., The Woodlands, Texas 77381, telephone (281) 272-9331.  We will not, however, send exhibits to those documents, unless the exhibits are specifically incorporated by reference in those documents.  We also maintain a website at www.opexatherapeutics.com.  However, the information on our website is not part of this prospectus.

$1,695,000 in Shares of Common Stock

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PROSPECTUS SUPPLEMENT

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December 10, 2012